Exhibit 99.1

GERDAU S.A.

Condensed consolidated

interim financial information

as of and at September 30, 2008 and 2007

GERDAU S.A.

CONDENSED CONSOLIDATED BALANCE SHEETS

(in thousands of U.S. Dollars, except number of shares)

ASSETS

		September 30, (Unaudited)		December
	Note	2008	2007	31, 2007

Current assets
Cash and cash equivalents		1,180,653	673,064	1,137,553
Restricted cash		3	12,962	6,580
Short-term investments
Trading		1,675,756	1,900,472	1,601,594
Available for sale		41,650	171,272	156,029
Trade accounts receivable, net		2,710,496	1,874,147	1,781,357
Inventories	3	5,322,890	3,239,795	3,416,605
Unrealized gains on derivatives	9	77	623	8
Deferred income taxes		101,709	59,202	43,734
Tax credits		318,474	290,885	340,625
Prepaid expenses		53,998	59,468	61,383
Other		125,470	124,473	134,601
Total current assets		11,531,176	8,406,363	8,680,069

Non-current assets
Long-term investments - Available for sale		47,190	—	—
Property, plant and equipment, net	4	8,980,841	8,234,394	8,619,714
Deferred income taxes		138,550	201,708	137,650
Judicial deposits	6	122,846	96,768	126,311
Unrealized gains on derivatives	9	31,114	2,979	877
Tax credits		315,041	258,197	339,830
Equity investments		835,930	315,627	317,217
Investments at cost		17,587	18,864	17,281
Intangible assets, net		758,683	608,082	609,206
Goodwill		4,839,794	3,296,634	3,535,326
Prepaid pension cost		408,822	285,688	393,842
Advance payment for acquisition of investment		15,639	14,895	34,895
Other		190,768	196,530	158,412
Total assets		28,233,981	21,936,729	22,970,630

The accompanying notes are an integral part of this condensed consolidated interim financial information.

GERDAU S.A.

CONDENSED CONSOLIDATED BALANCE SHEETS

(in thousands of U.S. Dollars, except number of shares)

LIABILITIES AND SHAREHOLDER’S EQUITY

Liabilities and Shareholder’s Equity

		September 30, (Unaudited)		December
	Note	2008	2007	31, 2007
Current liabilities
Short-term debt	5	859,539	663,718	762,764
Current portion of long-term debt	5	750,269	1,641,920	655,229
Trade accounts payable		2,138,439	1,405,177	1,455,011
Income taxes payable		331,682	57,828	52,262
Unrealized losses on derivatives	9	19,832	744	1,109
Deferred income taxes		7,183	70,946	55,758
Payroll and related liabilities		296,137	296,270	292,522
Dividends and interest on equity payable		10,806	1,618	655
Taxes payable, other than income taxes		331,252	341,464	219,241
Other		385,869	246,350	286,093
Total current liabilities		5,131,008	4,726,035	3,780,644

Non-current liabilities
Long-term debt, less current portion	5	7,854,894	6,055,665	7,053,916
Debentures	5	396,133	564,291	509,880
Deferred income taxes		998,073	865,331	853,128
Accrued pension and other post-retirement benefits obligation		395,920	279,885	425,307
Provision for contingencies	6	219,608	235,728	265,326
Unrealized losses on derivatives	9	23,925	3,661	9,093
Deferred credit related to acquisition of Corporación Sidenor		86,060	115,625	90,089
Other		189,930	230,805	174,839
Total non-current liabilities		10,164,543	8,350,991	9,381,578

Total liabilities		15,295,551	13,077,026	13,162,222

Minority interest		3,339,294	2,295,921	2,804,949

SHAREHOLDERS’ EQUITY	7

Preferred shares - no par value - 3,000,000,000 authorized shares and 934,793,732 shares issued at September 30, 2008 (871,972,084 at September 30, 2007 and at December 31, 2007, after giving retroactive effect to the stock bonus approved on May 30, 2008 (Note 7).		4,775,621	2,253,377	2,253,377

Common shares - no par value - 1,500,000,000 authorized shares and 496,586,494 shares issued at September 30, 2008 (463,214,016 at September 30, 2007 and at December 31, 2007, after giving retroactive effect to the stock bonus approved on May 30, 2008 (Note 7).		2,525,105	1,179,236	1,179,236
Additional paid-in capital		137,803	133,721	134,490
Treasury stock - 10,985,974 preferred and common shares at September 30, 2008 (9,947,546 preferred shares at September 30, 2007 and 9,933,302 at December 31, 2007, after giving retroactive effect to the stock bonus approved on May 30, 2008 (Note 7).		(56,913)	(44,842)	(44,778)
Legal reserve		—	86,524	154,420
Retained earnings		2,011,747	2,413,506	2,569,255
Accumulated other comprehensive income (loss)
- Foreign currency translation adjustment		132,769	515,160	672,657
- Unrealized net gains on pension and postretirement benefits, net of tax		77,468	17,112	77,030
- Unrealized gain (loss) on available for sale securities		(8,496)	9,988	7,772
- Unrealized gain on qualifying cash flow hedge		4,032	—	—
Total shareholders’ equity		9,599,136	6,563,782	7,003,459

Total liabilities and shareholders’ equity		28,233,981	21,936,729	22,970,630

The accompanying notes are an integral part of this condensed consolidated interim financial information.

GERDAU S.A.

CONDENSED CONSOLIDATED INTERIM STATEMENT OF INCOME

(in thousands of U.S. Dollars, except number of shares and per share amounts)

		Three-month period ended September 30, (Unaudited)		Nine-month period ended September 30, (Unaudited)
	Note	2008	2007	2008	2007

Sales		8,371,064	4,487,457	21,534,054	12,590,126
Less: Federal and state taxes		(757,394)	(432,293)	(1,884,924)	(1,125,462)
Less: Discounts		(120,020)	(80,412)	(324,917)	(209,053)

Net sales		7,493,650	3,974,752	19,324,213	11,255,611

Cost of sales		(5,004,204)	(2,960,183)	(13,943,397)	(8,410,876)

Gross profit		2,489,446	1,014,569	5,380,816	2,844,735

Sales and marketing expenses		(113,408)	(85,009)	(313,934)	(241,977)
General and administrative expenses		(390,778)	(241,532)	(1,023,849)	(696,830)
Other operating (expenses) income, net		10,999	(78,534)	(24,727)	(38,918)

Operating income		1,996,259	609,494	4,018,306	1,867,010

Financial expenses		(244,913)	(172,105)	(669,626)	(398,564)
Financial income		20,319	112,009	216,614	321,933
Foreign exchange gains, net		(551,695)	44,563	(190,630)	256,818
(Losses) gains on derivatives, net		(38,951)	22,078	(32,549)	(8,594)
Equity in earnings of unconsolidated companies, net		50,151	14,569	145,589	53,395

Income before taxes on income and minority interest		1,231,170	630,608	3,487,704	2,091,998

Provision for taxes on income	11
Current		(475,034)	(129,144)	(1,046,728)	(403,822)
Deferred		175,217	21,375	157,628	(25,181)
		(299,817)	(107,769)	(889,100)	(429,003)
Income before minority interest		931,353	522,839	2,598,604	1,662,995

Minority interest		(257,501)	(111,966)	(569,719)	(410,856)

Net income		673,852	410,873	2,028,885	1,252,139

Per share data (in US$)
Basic earnings per share	8
Preferred		0.47	0.31	1.47	0.94
Common		0.47	0.31	1.47	0.94

Diluted earnings per share
Preferred		0.47	0.31	1.46	0.94
Common		0.47	0.31	1.46	0.94

Number of weighted-average common shares outstanding (considering the effect to the stock bonus for the previous periods (Note 7)) – Basic and diluted		494,888,956	463,214,016	482,558,488	463,214,016

Number of weighted-average preferred shares outstanding (considering the effect to the stock bonus for the previous periods (Note 7)) – Basic		925,484,798	861,969,304	899,181,726	861,893,626

Number of weighted-average preferred shares outstanding (considering the effect to the stock bonus for the previous periods (Note 7)) – Diluted		927,344,208	875,500,554	902,875,675	875,425,494

The accompanying notes are an integral part of this condensed consolidated interim financial information.

GERDAU S.A.

CONDENSED CONSOLIDATED INTERIM STATEMENT OF COMPREHENSIVE INCOME

(in thousands of U.S. Dollars)

	Three-month period ended September 30, (Unaudited)		Nine-month period ended September 30, (Unaudited)
	2008	2007	2008	2007

Net income as reported in the consolidated statement of income	673,852	410,873	2,028,885	1,252,139
Amortization of unrealized gains (losses) on pension and postretirement obligation, net of tax	132	(3,366)	437	(12,940)
Foreign currency translation adjustments	(1,100,625)	229,248	(539,887)	666,958
Unrealized (loss) gain on available for sale securities, net of tax	(720)	(4,018)	(16,268)	9,988
Unrealized (loss) gain on qualifying cash flow hedge, net of tax	(6,560)	—	4,032	—

Comprehensive income for the period	(433,921)	632,737	1,477,199	1,916,145

The accompanying notes are an integral part of this condensed consolidated interim financial information.

GERDAU S.A.

CONDENSED CONSOLIDATED INTERIM STATEMENT OF CHANGES IN SHAREHOLDERS’ EQUITY (Unaudited)

(in thousands of U.S. Dollars, except per share data)

	Preferred shares	Common shares	Additional paid-in capital	Treasury stock	Legal reserve	Retained earnings	Cumulative other comprehensive income (loss)	Total

Balances as of January 1, 2007	2,253,377	1,179,236	131,546	(46,010)	74,420	1,459,818	(121,746)	4,930,641
Net income	—	—	—	—	—	1,252,139	—	1,252,139
Appropriation of reserves	—	—	—	—	12,104	(12,104)	—	—
Foreign currency translation adjustment	—	—	—	—	—	—	666,958	666,958
Dividends - $0.21 per Common share and per Preferred share (*)	—	—	—	—	—	(287,021)	—	(287,021)
Amortization of SFAS 158 transition amount, net of tax	—	—	—	—	—	—	(12,940)	(12,940)
Unrealized gain on securities available for sale	—						9,988	9,988
Stock option exercised during the period	—	—	—	1,168	—	674	—	1,842
Stock option plan expense recognized during the period	—	—	2,175	—	—	—	—	2,175

Balances as of September 30, 2007	2,253,377	1,179,236	133,721	(44,842)	86,524	2,413,506	542,260	6,563,782

Balances as of January 1, 2008	2,253,377	1,179,236	134,490	(44,778)	154,420	2,569,255	757,459	7,003,459
Net income	—	—	—	—	—	2,028,885	—	2,028,885
Capital increase through issuance of shares	1,123,718	602,936	—	—	—	—	—	1,726,654
Capital increase through capitalization of reserves	1,398,526	742,933	—	—	(154,420)	(1,987,039)	—	—
Foreign currency translation adjustment	—	—	—	—	—	—	(539,887)	(539,887)
Dividends - $0.43 per Common share and per Preferred share (*)	—	—	—	—	—	(589,370)	—	(589,370)
Amortization of SFAS 158 transition amount, net of tax	—	—	—	—	—	—	437	437
Unrealized gain on qualifying cash flow hedge	—	—	—	—	—	—	4,032	4,032
Unrealized loss on available for sale securities	—	—	—	—	—	—	(16,268)	(16,268)
Minority effect over consolidated entities	—	—	—	—	—	(47)	—	(47)
Purchase of treasury preferred shares	—	—	—	(27,941)	—	—	—	(27,941)
Stock option exercised during the period	—	—	—	15,806	—	(9,937)	—	5,869
Stock option plan expense recognized during the period	—	—	3,313	—	—	—	—	3,313
Balances as of September 30, 2008	4,775,621	2,525,105	137,803	(56,913)	—	2,011,747	205,773	9,599,136

(*) Considering retroactive effect to the stock bonus described in Note 7. Preferred treasury stock shares for the nine-month periods presented above are not considered to be outstanding.

The accompanying notes are an integral part of this condensed consolidated interim financial information.

GERDAU S.A.

CONDENSED CONSOLIDATED INTERIM STATEMENT OF CASH FLOWS (Unaudited)

(in thousands of U.S. Dollars)

			Three-month period ended September 30,		Nine-month period ended September 30,
	Note		2008	2007	2008	2007

Cash flows from operating activities
Net income			673,852	410,873	2,028,885	1,252,139
Adjustments to reconcile net income to cash flows from operating activities:
Depreciation and amortization			292,776	176,720	827,796	463,898
Equity in earnings on unconsolidated companies			(50,151)	(14,569)	(145,589)	(53,395)
Foreign exchange gain, net			551,695	(44,563)	190,630	(256,818)
Losses (gains) on derivatives instruments			38,951	(22,078)	32,549	8,594
Minority interest			257,501	111,966	569,719	410,856
Deferred income taxes			(175,217)	(21,375)	(157,628)	25,181
Losses on disposal of property, plant and equipment, net			(5,829)	14,793	(4,569)	24,173
Provision for doubtful accounts			2,248	3,420	9,358	6,902
Provision (reversion) for contingencies			8,812	17,189	(13,231)	21,180
Distributions from joint ventures			1,425	20,417	41,829	52,078
Realized losses on writedown of short-term investments			7,030	—	46,701	—
Other, net			116	—	7,217	(35)

Changes in assets and liabilities:
Increase in accounts receivable			(126,217)	(29,337)	(833,723)	(369,715)
Increase in inventories			(1,047,977)	(219,055)	(1,918,137)	(354,137)
Increase (decrease) in accounts payable and accrued liabilities			109,589	100,728	(11,410)	193,052
Decrease (increase) in other assets			108,037	(144,632)	100,772	27,111
Increase in other liabilities			197,841	198,748	345,881	278,006
Purchases of trading securities			(2,115,810)	(578,381)	(3,448,607)	(992,509)
Proceeds from maturities and sales of trading securities			2,206,910	653,943	3,311,966	1,595,469
Net cash provided by operating activities			935,582	634,807	980,409	2,332,030

Cash flows from investing activities
Additions to property, plant and equipment			(372,547)	(308,939)	(1,045,724)	(1,054,686)
Proceeds from sales of property, plant and equipment			11,066	(701)	24,483	1,296
Payment for acquisition in Argentina			(6,765)	—	(7,982)	(3,916)
Payment for acquisition in Chile	2.8.1	(a, i)	(12,556)	—	(12,556)	—
Payment for acquisition in Colombia	2.8.1	(b, d)	(73,024)	—	(180,218)	—
Payment for acquisition in Guatemala	2.8.1	(g)	—	—	(180,000)	—
Payment for acquisition in India	2.8.1	(f)	—	—	(49,764)	—
Payment for acquisition in Mexico	2.8.1	(e)	—	—	(124,666)	(258,840)
Payment for acquisition in Dominican Republic			—	—	—	(42,900)
Payment for acquisition in United States	2.8.1	(c, h, l)	(14,157)	(4,248,774)	(1,686,171)	(4,253,762)
Payment for acquisition in Spain	2.8.1	(j, k)	(71,417)	—	(71,417)	—
Payment for acquisition in Venezuela			—	(87,906)	—	(92,499)
Advance payment for acquisition on investment in Brazil			(23,488)	—	(23,488)	—
Cash balance of acquired companies			1,896	541,445	239,035	551,097
Net related party debt loans and repayments			(10,307)	—	(4,397)	(72,000)
Purchases of available for sale securities			—	(197,634)	—	(659,292)
Proceeds from maturities and sales of available for sale securities			1,455	308,795	59,604	696,426
Net cash used in investing activities			(569,844)	(3,993,714)	(3,063,261)	(5,189,076)

The accompanying notes are an integral part of this condensed consolidated interim financial information.

GERDAU S.A.

CONDENSED CONSOLIDATED INTERIM STATEMENT OF CASH FLOWS (Unaudited)

(in thousands of U.S. Dollars)

		Three-month period ended September 30,		Nine-month period ended September 30,
	Note	2008	2007	2008	2007

Cash flows from financing activities
Cash dividends and interest on equity paid		(346,344)	(92,090)	(527,305)	(398,988)
Proceeds from exercise of employee stock options		122	850	5,869	1,842
Decrease in restricted cash		9	504	6,677	498
Payment for acquisition in Brazil		(37,420)	—	(95,551)	—
Debt issuance		423,460	4,293,739	2,713,887	4,960,608
Payment of debt		(717,676)	(671,438)	(1,806,574)	(1,549,268)
Capital Increase		—	—	1,735,759	—
Net related party debt loans and repayments		38,886	(7,365)	(32,739)	(11,324)
Net cash used in financing activities		(638,963)	3,524,200	2,000,023	3,003,368

Effect of exchange rate changes on cash		171,003	15,007	125,929	41,244

Decrease in cash and cash equivalents		(102,222)	180,300	43,100	187,566
Cash and cash equivalents at beginning of period		1,282,875	492,764	1,137,553	485,498
Cash and cash equivalents at end of period		1,180,653	673,064	1,180,653	673,064

The accompanying notes are an integral part of this condensed consolidated interim financial information.

GERDAU S.A.

NOTES TO CONDENSED CONSOLIDATED INTERIM FINANCIAL INFORMATION (Unaudited)

(in thousands of U.S. Dollars, unless otherwise stated)

1                             Operations

Gerdau S.A. is a sociedade anônima incorporated as a limited liability company under the laws of the Federative Republic of Brazil. The principal business of Gerdau S.A. (“Gerdau”) in Brazil and of its subsidiaries in Canada, Chile, the United States, Uruguay, Colombia, Argentina, Spain, Peru, and more recently in Mexico, Dominican Republic, Venezuela, Guatemala and India (collectively the “Company”) comprise the production of crude steel and related long rolled products, drawn products and long specialty products. The Company produces steel based on the mini-mill concept, whereby steel is produced in electric arc furnaces from scrap and pig iron acquired mainly in the region where each mill operates. Gerdau also operates plants which produce steel from iron ore in blast furnaces and through the direct reduction process.

The Company manufactures steel products for use by civil construction, manufacturing, agribusiness as well as specialty steel products. The markets where the Company operates are located in Brazil, the United States, Canada, Chile, Colombia, Spain, Peru and, to a lesser extent, in Argentina, Mexico, Venezuela, Dominican Republic, Uruguay, Guatemala and India.

2                             Basis of presentation

2.1                   Accounting practices

The accompanying condensed consolidated financial information has been prepared in accordance with generally accepted accounting principles in the United States (“U.S. GAAP”), which differ in certain aspects from the accounting practices adopted in Brazil (“Brazilian GAAP”) applied by the Company in the preparation of its legal financial statements. In accordance with Brazilian Securities and Exchange Commission (CVM) rules, the Company has started to present its consolidated financial statements under IFRS (International Financial Reporting Standards) beginning the third quarter of 2007. The consolidated financial statements under IFRS are prepared in Brazilian reais.

The condensed consolidated financial information as of and for the three-month and nine-month periods ended September 30, 2008 and 2007 are unaudited. However, in the opinion of management, this financial information includes all adjustments, consisting only of normal recurring adjustments, necessary for a fair presentation of the consolidated financial position, results of operations and cash flows for the interim periods presented. The results for the three-month and nine-month periods ended September 30, 2008 are not necessarily indicative of the results to be expected for the entire year.

This condensed financial information has been prepared on substantially the same basis as the consolidated financial statements as of and for the year ended December 31, 2007, except for the recognition of a qualifying cash flow hedge and a net investment hedge (Note 9), and should be read in conjunction therewith.

The year-end condensed balance sheet data was derived from audited financial statements, but does not include all disclosures required by accounting principles generally accepted in the United States of America.

GERDAU S.A.

NOTES TO CONDENSED CONSOLIDATED INTERIM FINANCIAL INFORMATION (Unaudited)

(in thousands of U.S. Dollars, unless otherwise stated)

2.2                   Recently issued accounting standards

In December 2007, the FASB issued Statement of Financial Accounting Standards No. 141 (revised 2007) “Business Combinations” (“SFAS 141R”). SFAS 141R replaces FASB Statement No. 141, “Business Combinations,” (“SFAS 141”).  SFAS 141R establishes the requirements for how an acquirer recognizes and measures the identifiable assets acquired, the liabilities assumed, any non-controlling interest in the acquired and the goodwill acquired. SFAS 141R also establishes disclosure requirements for business combinations. SFAS 141R applies to business combinations for which the acquisition date is on or after December 15, 2008. For business combinations in which the acquisition date was before the effective date of this Statement, the acquirer shall apply the requirements of Statement 109, as amended by this Statement, prospectively. That is, the acquirer shall not adjust the accounting for prior business combinations for previously recognized changes in acquired tax uncertainties or previously recognized changes in the valuation allowance for acquired deferred tax assets. However, after the effective date of this Statement. The Company is evaluating the potential impact on its consolidated financial statements upon adoption of SFAS 141R.

In December 2007, the FASB issued SFAS No. 160 “Non-controlling Interests in Consolidated Financial Statements — an amendment to ARB No. 51” (“SFAS 160”). SFAS 160 establishes accounting and reporting for minority interests, now termed “non-controlling interests”. SFAS 160 requires non-controlling interests to be presented as a separate component of equity and requires the amount of net income attributable to the parent and to the non-controlling interest to be separately identified on the consolidated statement of income. SFAS 160 is effective for fiscal years beginning on or after December 15, 2008. The Company is evaluating the potential impact on its consolidated financial statements upon adoption of SFAS 160.

In March 2008, the FASB issued SFAS No. 161, “Disclosures about Derivative Instruments and Hedging Activities—an amendment of FASB Statement No. 133” (Statement 161).  SFAS 161 requires entities that utilize derivative instruments to provide qualitative disclosures about their objectives and strategies for using such instruments, as well as any details of credit-risk-related contingent features contained within derivatives. SFAS 161 also requires entities to disclose additional information about the amounts and location of derivatives located within the financial statements, how the provisions of SFAS 133 has been applied, and the impact that hedges have on an entity’s financial position, financial performance, and cash flows. SFAS 161 is effective for fiscal years and interim periods beginning after November 15, 2008, with early application encouraged.  The Company is evaluating the potential impact on its consolidated statements upon adoption of Statement 161.

In April 2008, the FASB issued FSP 142-3, “Determination of the Useful Life of Intangible Assets”, (“FSP 142-3”). FSP 142-3 amends the factors that should be considered in developing renewal or extension assumptions used to determine the useful life of a recognized intangible asset under SFAS No. 142, “Goodwill and Other Intangible Assets”. FSP 142-3 is effective for fiscal years beginning after December 15, 2008. The Company is evaluating the potential impact of FSP 142-3 on its consolidated financial statements.

In May 2008, the FASB issued SFAS No. 162 “The Hierarchy of Generally Accepted Accounting Principles”. SFAS 162 identifies the sources of accounting principles and the framework for selecting the principles to be used in the preparation of financial statements. SFAS 162 is effective 60 days following the SEC´s approval of the Public Company Accounting Oversight Board amendments to AU Section 411, “The Meaning of Present Fairly in Conformity with Generally Accepted Accounting Principles”. The Company does not expect to have any significant impact of adopting this SFAS.

In May 2008, the FASB issued SFAS No. 163 “Accounting for Financial Guarantee Insurance Contracts—an interpretation of FASB Statement No. 60”. SFAS 163 clarifies how FASB Statement No. 60, Accounting and Reporting by Insurance Enterprises, applies to financial guarantee insurance contracts issued by insurance enterprises, including the recognition and measurement of premium revenue and claim liabilities. It also requires expanded disclosures about financial guarantee insurance contracts. SFAS 163 is effective for fiscal

GERDAU S.A.

NOTES TO CONDENSED CONSOLIDATED INTERIM FINANCIAL INFORMATION (Unaudited)

(in thousands of U.S. Dollars, unless otherwise stated)

years and interim periods beginning after December 15, 2008. The Company does not expect to have any impact of adopting this SFAS.

In October 2008, the FASB issued FSP 157-3 “Determining Fair Value of a Financial Asset in a Market that is Not Active” (“FSP 157-3”). FSP 157-3 clarified the application of SFAS No. 157 in an inactive market. It demonstrated how the fair value of a financial asset is determined when the market for that financial asset is inactive. FSP 157-3 was effective upon issuance, including prior periods for which financial statements had not been issued. The implementation of this standard did not have a significant impact on Company’s consolidated financial statements consolidated.

2.3                   Adoption of new accounting standards

In September 2006, the Financial Accounting Standards Board (“FASB”) issued Statement of Financial Accounting Standards (“SFAS”) No. 157 “Fair Value Measurements” (“SFAS 157”).  SFAS 157 introduces a framework for measuring fair value and expands required disclosure about fair value measurements of assets and liabilities. SFAS 157 for financial assets and liabilities is effective for fiscal years beginning after November 15, 2007, and the Company has adopted the standard for those assets and liabilities as of January 1, 2008. The adoption of SFAS 157 did not materially impact the Company balance sheet, statement of income, or cash flow. The Company is now required to provide additional disclosures as a part of its consolidated financial statements.

In February 2008, the FASB issued Staff Position (“FSP”) 157-2, “Effective Date of FASB Statement No. 157”. This FSP delays the effective date of SFAS 157 for all nonfinancial assets and nonfinancial liabilities, except those that are recognized or disclosed at fair value on a recurring basis (at least annually) to fiscal years beginning after November 15, 2008, and interim periods within those fiscal years. The Company is currently assessing the impact of SFAS No. 157 for nonfinancial assets and nonfinancial liabilities on its consolidated balance sheets and statements of income.

SFAS 157 defines fair value as the exchange price that would be received for an asset or paid to transfer a liability (an exit price) in the principal or most advantageous market for the asset or liability in an orderly transaction between market participants on the measurement date. SFAS 157 also establishes a three – tier fair value hierarchy which prioritizes the inputs in measuring fair value requires an entity to maximize the use of observable inputs and minimize the use of unobservable inputs when measuring fair value. The standard describes three levels of inputs that may be used to measure fair value:

Level 1 - Quoted prices (unadjusted) in active markets for identical assets or liabilities.

Level 2 - Observable inputs other than Level 1 prices such as quoted prices (unadjusted) for similar assets or liabilities; quoted prices (unadjusted) in markets that are not active; or other inputs that are observable or can be corroborated by observable market data for substantially the full term of the assets or liabilities.

Level 3 - Unobservable inputs that are supported by little or no market activity and that are significant to the fair value of the assets or liabilities.

As of September 30, 2008, the Company held certain assets that are required to be measured at fair value on a recurring basis. These assets included investments in private securities and derivative instruments.

The private securities refer to investment funds and stocks that were classified as Level 1 and fixed-income investments (Bank Deposit Certificate – “CDB” and Interbank Deposit – “DI”) that were classified as Level 2. The Company’s derivative instruments consist of interest rate swaps and collar contracts which are traded on a public exchange. See Note 9 for further information on the Company’s derivative instruments and hedging

GERDAU S.A.

NOTES TO CONDENSED CONSOLIDATED INTERIM FINANCIAL INFORMATION (Unaudited)

(in thousands of U.S. Dollars, unless otherwise stated)

activities. The fair values of the derivatives were determined based on inputs that are readily available in public markets or derived from information available in publicly quoted markets. Therefore, the Company utilized level 2 inputs to measure the fair market value of these derivatives. The Company utilized a standard pricing model based on inputs that were either readily available in public markets, derived from information available in publicly quoted markets, or quoted by counterparties to these contracts to determine the value of the derivatives. The Company has consistently applied these valuation techniques in all periods presented and believes it has obtained the most accurate information available for the types of derivative contracts it holds.

The Company also held auction rate securities instruments with a fair market value of $47.2 million. Over the past several months, auctions for certain auction rate securities failed because sell orders have exceeded buy orders. As a result of these failed auctions or future failed auctions, the Company may not be able to liquidate these securities until a future auction is successful, the issuer redeems the outstanding securities or the securities mature. Although it is the Company’s intention to sell these investments when liquidity returns to the market for these securities, during the three months ended June 30, 2008, the Company reclassified the investments from a current asset to a non-current asset. Due to the lack of availability of observable market quotes on the Company’s investment portfolio of auction rate securities, the Company utilizes valuation models including those that are based on expected cash flow schemes and collateral values, including assessments of counterparty credit quality, default risk underlying the security, discount rates and overall capital market liquidity in a non-active market as of September 30, 2008. Therefore, the Company utilized level 3 inputs to measure the fair market value of these investments.

The Company’s financial assets and liabilities measured at fair value on a recurring basis subject to the disclosure requirements of SFAS 157 at September 30, 2008, were as follows:

	Fair Value Measurements at Reporting Date Using
	September 30, 2008	Quoted Prices Active Markets for Identical Assets (Level 1)	Significant Other Observable Inputs (Level 2)	Significant Unobservable Inputs (Level 3)

Current assets
Short-term investments
Trading	1,675,756	721,733	954,023	—
Available for sale	41,650	41,650	—	—
Derivatives	77	—	77	—

Non-current assets
Long-term investments
Available for sale	47,190	—	—	47,190
Derivatives	31,114	—	31,114	—

Current liabilities
Derivatives	19,832	—	19,832	—

Non-current liabilities
Derivatives	23,925	—	23,925	—

Unrecognized Put options
Sidenor (See Note 9)	243,536	—	—	243,536
PCS (See Note 9)	62,056	—	—	62,056

The table below provides a summary of changes in fair value for the level 3 assets:

GERDAU S.A.

NOTES TO CONDENSED CONSOLIDATED INTERIM FINANCIAL INFORMATION (Unaudited)

(in thousands of U.S. Dollars, unless otherwise stated)

Balance as of December 31, 2007	360,767
(-) Writedown of investments - Available for Sale	(46,701)
(-) Sales of short-term investments	(700)
(+) Additions, net	39,416
Balance as of September 30, 2008	352,782

Balance as of June 30, 2008	403,026
(-) Writedown of investments - Available for Sale	(7,030)
(-) Decrease in Put Options	(43,214)
Balance as of September 30, 2008	352,782

In February 2007, the FASB issued Statement No. 159, “The Fair Value Option for Financial Assets and Financial Liabilities” (“SFAS 159”). The standard provides companies with an option to report selected financial assets and liabilities at fair value and establishes presentation and disclosure requirements designed to facilitate comparisons between companies that choose different measurement attributes for similar types of assets and liabilities. The Company did not elect the fair value option for any financial assets or financial liabilities as of January 1, 2008, the effective date of the standard.

2.4                   Currency translation

The Company has selected the United States dollar as its reporting currency. The U.S. dollar amounts have been translated following the criteria established in SFAS No. 52, “Foreign Currency Translation” from the financial statements expressed in the local currency of the countries where Gerdau and each subsidiary operates.

The Company’s main operations are located in Brazil, the United States, Canada, Spain and Chile. The local currency is the functional currency for those operations. These financial statements, except for those of the subsidiaries located in the United States which already prepare their financial statements in U.S. dollars, are translated from the functional currency into the U.S. dollar. Assets and liabilities are translated at the exchange rate in effect at the end of each period. Average exchange rates are used for the translation of revenues, expenses, gains and losses in the statement of income. Capital contributions, treasury stock transactions and dividends are translated using the exchange rate as of the date of the transaction. Translation gains and losses resulting from the translation methodology described above are recorded directly in “Cumulative other comprehensive loss” within shareholders’ equity. Gains and losses on foreign currency denominated transactions are included in the consolidated statement of income.

2.5                   Controlling shareholder

As of September 30, 2008, the Company’s parent, Metalúrgica Gerdau S.A. (“MG”, collectively with its subsidiaries and affiliates, the “Conglomerate”) owned 45.51% (December 31, 2007 and September 30, 2007 — 44.86% and 44.53% respectively) of the total capital of the Company. MG’s share ownership consisted of 76.45% (December 31, 2007 and September 30, 2007 — 74.89% and 74.94% respectively) of the Company’s voting common shares and 28.97% (December 31, 2007 and September 30, 2007 — 28.71% and 28.38% respectively) of its non-voting preferred shares.

2.6                   Stock Based Compensation Plans

Gerdau S.A. and Gerdau Ameristeel Corp (“Gerdau Ameristeel”) and its subsidiaries maintain stock based

GERDAU S.A.

NOTES TO CONDENSED CONSOLIDATED INTERIM FINANCIAL INFORMATION (Unaudited)

(in thousands of U.S. Dollars, unless otherwise stated)

compensation plans. The Company accounts for the stock-based compensation plans as from January 1, 2006 under SFAS 123 — R (“SFAS 123R”) “Shared-based payment”. SFAS 123R addresses the accounting for employee stock options and eliminates the alternative use of the intrinsic value method of accounting that was provided in Statement 123 as originally issued.  This statement requires a public entity to measure the cost of employee services received in exchange for an award of equity instruments, based on the grant-date fair value of the award. That cost will be recognized over the period during which an employee is required to provide services in exchange for the award (vesting period). The grant-date fair value of employee share options and similar instruments is estimated using option-pricing models adjusted to the unique characteristics of those instruments.

The Company applied the modified prospective application method to account for the implementation of SFAS 123R, which consists recognizing costs of services rendered as from January 1, 2006 according to the grant-date fair value of stock options instruments, but does not require to restate previous year financial statements, and instead requires pro forma disclosures of net income and earnings per share for the effects on compensation had the grant-date fair value been adopted in prior periods. Under this transition method, compensation cost for stock options plans as from January 1, 2006, include the applicable amount of: (a) compensation cost for all share based instruments granted prior to, but not yet vested, as of January 1, 2006 (based on the grant-date fair value in accordance with the provisions of SFAS 123), and (b) compensation cost for all share based instruments granted after January 1, 2006 (based on the grant-date fair value estimated in accordance with the new provisions of SFAS 123R).

Through December 31, 2005, the Company applied the intrinsic value method established by Accounting Principles Board (“APB”) Opinion Nº 25, “Accounting for Stock Issued to Employees” to account compensation for stock based compensation.

The Company and its subsidiary Gerdau Ameristeel have several stock based compensation plans. A brief summary of those plans is presented below:

Gerdau Plan

The Extraordinary Stockholders’ General Meeting of Gerdau held on April 30, 2003 decided, based on a plan approved by an Annual Stockholders’ meeting and up to the limit of authorized capital, to grant options to purchase shares to management, employees or individuals who render services to the Company or to entities under its control, and approved the creation of the “Long Term Incentive Program”. Under the plan, the Board of Directors may grant options to purchase shares at an exercise price established by the Board of Directors and that can be exercised after a vesting period and up to 5 years after vested.

During the three-month and nine-month periods ended September 30, 2008, the Company recognized $1,317 and $3,369, respectively (September 30, 2007 - $935 and $2,175, respectively) of stock compensation costs related to the options issued during 2007. At September 30, 2008, the remaining unrecognized compensation cost related to these unvested options was approximately $11,620 (September 30, 2007 - $9,422) and the weighted-average period of time over which this cost will be recognized is 3.04 years (September 30, 2007 -3.15 years).

Gerdau Ameristeel Plans

Gerdau Ameristeel has several stock based compensation plans, which are described below.

The long-term incentive plans are designed to reward the Company’s senior management with bonuses based on the achievement of return on capital invested targets.  Bonuses which have been earned are awarded after the end of the year in the form of cash, stock appreciation rights (“SARs”), and/or options. The portion of any bonus which is payable in cash is to be paid in the form of phantom stock. The number of shares of phantom stock awarded to a participant is determined by dividing the cash bonus amount by the fair market value of a Common Share at the date the award of phantom stock is made. Phantom stock and SARs vest 25% on each of

GERDAU S.A.

NOTES TO CONDENSED CONSOLIDATED INTERIM FINANCIAL INFORMATION (Unaudited)

(in thousands of U.S. Dollars, unless otherwise stated)

the first four anniversaries of the date of the award. Phantom stock will be paid out following vesting in the form of a cash payment. The number of options or SARs awarded to a participant is determined by dividing the non-cash amount of the bonus by the fair market value of the option or SAR at the date the award of the options or SARs is made. The value of the options or SARs is determined by the Human Resources Committee of the Company’s Board of Directors based on a Black-Scholes or other method for determining option values. Options vest 25% on each of the first four anniversaries of the date of the award.  Options may be exercised following vesting. Options have a maximum term of 10 years. The maximum number of options able to be granted under this plan is 6,000,000.

An award of approximately $8.3 million was earned by participants in 2007 and was granted 44% in SARs, 28% in options and 28% in phantom stock.  On February 28, 2008, the Company issued 379,564 options, under this plan. These awards are being accrued over the vesting period.

The 2006 Stock Appreciation Rights Plan was designed to attract, retain, and motivate participating employees of the Company through awards of SARs. The SARs vest 25% on each of the first four anniversaries of the date of the award. SARs with a fair market value of approximately $0.3 million were provided to certain participants in 2008 under this plan.

During the nine months ended September 30, 2008 and 2007, the compensation costs recognized by the Company for options issued during 2007 and 2008 were insignificant. At September 30, 2008, the remaining unrecognized compensation cost related to all unvested options was approximately $1.9 million and the weighted-average period of time over which this cost will be recognized is 2.8 years.

Methodology and assumptions used to estimate grant-date fair value

The Company has selected the Black-Scholes model to estimate the grant-date fair value of stock based compensation. Under SFAS 123R, the Company is required to estimate forfeitures when determining the stock based compensation expense as opposed to recognizing the forfeitures and the corresponding reduction in expense when they occur. The following weighted-average assumptions were used to estimate the compensation expense following the fair value method for compensation in stock of Gerdau S.A. and of Gerdau Ameristeel Corp., as appropriate.

Assumptions for options granted during the nine-month period ended September 30, 2008

	Gerdau	Gerdau Ameristeel
	S.A.	Corp

Expected dividend yield:	2.81%	3.08%
Expected stock price volatility:	37.77%	49.10%
Risk-free rate of return:	14.04%	3.01%
Expected life:	4.9 years	6.25 years

Assumptions for options granted during the nine-month period ended September 30, 2007

	Gerdau	Gerdau Ameristeel
	S.A.	Corp

Expected dividend yield:	4.32%	4.00%
Expected stock price volatility:	38.72%	50.50%
Risk-free rate of return:	12.40%	4.51%
Expected life:	4.9 years	6.25 years

GERDAU S.A.

NOTES TO CONDENSED CONSOLIDATED INTERIM FINANCIAL INFORMATION (Unaudited)

(in thousands of U.S. Dollars, unless otherwise stated)

Summary of the Gerdau Plan and of the Gerdau Ameristeel plans

A summary of the Gerdau Plan is as follows:

	Nine-month period ended September 30, 2008
Gerdau S.A.Plans	Number of shares	Weighted-average exercise price US$

Outstanding at December 31, 2007 (*)	9,010,419	5.42
Granted	1,170,958	13.68
Forfeited	(155,693)	7.18
Exercised	(2,636,611)	2.01
Outstanting at September 30, 2008	7,389,073	5.25

Options exercisable	514,184	5.03

(*) Considered retroactive effect to the stock bonus described in Note 7.

US$
Proceeds from stock options exercised	5,869
Intrinsic value of stock options exercised	34,529

A summary of the Gerdau Ameristeel plans is as follows:

	Nine-month period ended September 30, 2008
Gerdau Ameristeel Plans	Number of shares	Weighted-average exercise price US$

Outstanding at December 31, 2007	1,287,669	5.92
Granted	385,556	15.86
Exercised	(296,747)	3.84
Forfeited	(29,342)	11.57
Expired	(12,000)	21.89
Outstanding at September 30, 2008 (a)	1,335,136	8.94

Options exercisable	626,979	4.03

(a) At September 30, 2008, the weighted-average remaining contractual life of options outstanding and exercisable was 6.54 years and 1.84 years, respectively.

At September 30, 2008 and 2007 the aggregate intrinsic value of options outstanding was $3.8 million and $8.0 million, respectively. At September 30, 2008 and 2007, the aggregate intrinsic value of options exercisable was $3.8 million and $7.3 million, respectively (The intrinsic value of a stock option is the amount by which the market value of the underlying stock exceeds the exercise price of the option).

The grant date fair value of stock options granted during the nine months ended September 30, 2008 was $6.02 (September 30, 2007 was $4.08).

GERDAU S.A.

NOTES TO CONDENSED CONSOLIDATED INTERIM FINANCIAL INFORMATION (Unaudited)

(in thousands of U.S. Dollars, unless otherwise stated)

Cash proceeds, tax benefits and intrinsic value related to total stock options exercised during the three months ended September 30, 2008 and 2007 are provided in the following table:

	2008	2007
Proceeds from stock options exercised	1,144	1,216
Tax benefit related to stock options exercised	1,171	1,124
Intrinsic value of stock options exercised	1,780	2,927
Fair value of shares vested	6,169	9,083

For the nine months ended September 30, 2008 and 2007 the Company recorded $6.0 million and $16.0 million, respectively, of expenses to mark to market outstanding stock appreciation rights and expenses associated with other executive compensation agreements.

2.7                   Consolidation

The accompanying consolidated financial statements include the accounts of the Company and its majority-owned operational subsidiaries, as follows:

	Percentage interest (%)
	September 30,	September 30,
	2008	2007

Aceros Cox S.A. (Chile)	97	98
Gerdau Ameristeel Corporation (Canada) and its subsidiaries:	65	65
Ameristeel Bright Bar Inc. (USA)	65	65
Chaparral Steel Company (USA) (See Note 2.8.2.d)	65	65
Gerdau Ameristeel MRM Special Sections Inc. (Canada)	65	65
Gerdau Ameristeel Perth Amboy Inc. (USA)	65	65
Gerdau Ameristeel Sayreville Inc. (USA)	65	65
Gerdau Ameristeel US Inc. (USA)	65	65
Sheffield Steel Corporation (USA)	65	65
Pacific Coast Steel Inc. - PCS (USA)	54	36
Gerdau Açominas S.A. (Brazil)	92	89
Gerdau Aços Especiais S.A. (Brazil)	92	89
Gerdau Aços Longos S.A. (Brazil)	92	89
Gerdau América Latina Participações S.A. (Brazil)	89	89
Gerdau Aza S.A. (Chile)	97	98
Gerdau Comercial de Aços S.A. (Brazil)	92	89
Diaco S.A. (Colombia) (See Note 2.8.b)	96	57
Gerdau GTL Mexico, S.A. de C.V. (Mexico) and its subsidiaries	97	97
Siderurgica Tultitlan S.A. de C.V. (Mexico)	97	97
Ferrotultitlán, S.A. de C.V. (Mexico)	97	97
Arrendadora Valle de Mexico, S.A. de C.V. (Mexico)	97	97
Gerdau Internacional Emprendimentos Ltda. (Brazil) and its wholly owned subsidiary Gerdau GTL Spain S. L. (Spain) and subsidiaries	97	98
Gerdau Laisa S.A. (Uruguay)	97	98
Gerdau Macsteel Holding Inc. (USA)	92	—
Maranhão Gusa S.A. – Margusa (Brazil)	—	89
Aplema Comércio de Produtos Agroflorestais e Empreendimentos Ltda. (Brazil)	92	—
Paraopeba - Fundo de Investimento Renda Fixa (Brazil)	97	95
Seiva S.A. – Florestas e Indústrias (Brazil)	96	97
Sipar Aceros S.A. (Argentina)	90	72
Sidelpa S.A. (Colombia)	95	95
Corporación Sidenor S.A. (Spain) and its subsidiaries*	40	40
Sidenor Industrial S.L. (Spain)	40	40
Forjanor S.L. (Spain)	40	40
GSB Aceros S.L. (Spain)	—	40
Aços Villares S.A. (Brazil)	23	23
Empresa Siderurgica del Peru S.A.A. – “Siderperu” (Peru)	83	83
Siderurgica Zuliana C.A. (Venezuela) (See Note 2.8.2.c)	97	97
Cleary Holdings Corp. (See Note 2.8.1.d)	50	—

GERDAU S.A.

NOTES TO CONDENSED CONSOLIDATED INTERIM FINANCIAL INFORMATION (Unaudited)

(in thousands of U.S. Dollars, unless otherwise stated)

* The company considers Corporación Sidenor a variable interest entity (“VIE”) as defined by FIN 46(R).

The consolidated financial statements include all the companies in which the Company has a controlling financial interest through direct or indirect ownership of a majority voting interest. The consolidated financial statements include, in addition to the operational companies presented in the table above, all the other companies that meet the criteria for consolidation under US GAAP, which consist of holding companies which invest in the operating companies and carry out financing transactions.

All intercompany balances and transactions have been eliminated on consolidation.

2.8                   Acquisitions

2.8.1         Acquisitions of companies (subsidiaries and jointly-owned subsidiaries)

The financial statements of the Company include the results of these acquisitions from the date of acquisition. In accordance with SFAS 141 the acquisitions made in 2008 were immaterial individually and in the aggregate and do not require further disclosure. As allowed under SFAS 141, the Company has up to one year from the acquisition date to adjust the valuations of goodwill and intangible assets.

a) Trefilados Bonati S.A.

In August 2008, the Company completed the acquisition of 100% of the shares of Trefilados Bonati S.A, a company in the manufacture and sale of nails and wires, located in Santiago, Chile. The acquisition value amounted to $7.0 million.

b) Diaco S.A.

On January 14, 2008, the Company acquired from minority shareholders an additional interest of 40.2% in Diaco S.A.’s capital for $107.2 million. At the end of this acquisition, the Company’s ownership percentage came to hold, indirectly, 95.4% of the Diaco S.A.’s capital. The Company recognized goodwill on acquisition in the amount of $134.5 million.

The significant amount of goodwill on acquisition recorded by the Company was due to the following:

•                  The acquisition of Diaco allowed the Company to expand its presence in South America counting on a company in Colombia, one of the most promising markets in the region,

•                  Increased market share with a primary focus on the domestic market,

•                  Potential market growth over the coming years.

c) Century Steel, Inc.

On February 12, 2008, the Company, through its subsidiary Pacific Coast Steel (PCS), announced the acquisition of Century Steel, Inc.; Century Steel Holdings, Inc. d/b/a Century Reinforcing, Inc.; Calico Construction Supply, LLC; Century Steel Inc., (Utah); and Century Properties Henderson 18, LLC (collectively referred to as “CSI”), a rebar fabrication and structural steels company specialized in manufacturing and installing rebar fabrication and structural steel products for $148.5 million ($121.5 million had already been paid) and as a result of the acquisition the Company recorded a goodwill of $79.1 million. CSI is located in Las Vegas in the state of Nevada and has business in the states of Nevada, California, Utah, and New Mexico. The acquisition was concluded on April 1, 2008 and at the same time the subsidiary Gerdau Ameristeel paid $82 million to increase its equity interest in PCS to approximately 84%. As a result of this increase in the equity interest of PCS the Company recorded goodwill of $49.0 million.

The Company recorded goodwill related to these acquisitions due to the following factors:

GERDAU S.A.

NOTES TO CONDENSED CONSOLIDATED INTERIM FINANCIAL INFORMATION (Unaudited)

(in thousands of U.S. Dollars, unless otherwise stated)

•                  the CSI acquisition provided the Company with and expanded geographic presence in the western United States,

•                  an increased presence in the specialized fabricated rebar installation market,

•                  the Company believes that it will be able to successfully integrate the business operations of CSI and realize synergies associated with the acquisition.

d) Cleary Holdings Corp.

On February 21, 2008, the Company signed a purchase agreement for the acquisition of 50.9% of Cleary Holdings Corp., a controlling company of production units of coking coal and coking reserves in Colombia with a current production capacity of 1.0 million coking coal tones per year and the coking reserves estimated in 20 million tones. The amount disbursed in this acquisition is $73.0 million. As a result of this acquisition the Company recorded goodwill of $34.1 million.

The significant amount of goodwill on acquisition recorded by the Company was due to the following:

•                  Control of a production unit of coking coal and reserves of coking charcoal, located in Colombia,

•                  This investment is part of the strategy of Gerdau Group and represents one more step to ensure the supply of fundamental raw materials to the steel production.

e) Corsa Controladora, S.A. de C.V.

On February 27, 2008, the Company concluded the acquisition of 49% of the Corsa Controladora, S.A. de C.V. (holding)’s capital, which holds 100% of the Aceros Corsa, S.A. de C.V.’s capital, which also controls two steel distributors. Aceros Corsa, situated in the Tlalnepantla City, metropolitan region of Mexico City, is a mini-mill that produces long steel (light commercial bars) with an installed capacity of 150 thousand tones of crude steel and 300 thousand tones of rolled products per year. The amount disbursed in this acquisition is $110.7 million. The Company and the Corsa Controladora, S.A.’s shareholders established also a joint venture denominated Estructurales Corsa S.A.P.I. de C.V. with the purpose of implementing a project to produce structural bars in Mexico. The new plant will have an installed capacity of 1.0 million tones of crude steel and 700 thousand tones of rolled products per year and will involve an estimated investment of $400 million. The plant will start to operate in 2010. By September 30, 2008 the amount disbursed for this joint venture totalized $14 million. This investment is recorded under the Equity accounting method. The Company recorded goodwill on this acquisition of $76.6 million, which is presented together with the investment amount under “Investments accounted for under the equity method”.

Goodwill was recorded on the acquisition due to the following:

•                  This partnership strengthens Gerdau’s presence in the third largest steel consumer market in the Americas and allows us to continue as a consolidator of the international steel industry.

•                  The rapidly growing steel industry consolidation all over the world has resulted in a significant increase in acquisition prices.

•                  The Company believes it will be able to successfully integrate Corsa Controladora, S.A. de C.V. operations and achieve synergies from the acquisition.

f) SJK Steel Plant Limited

On April 2, 2008 the Company through its subsidiary Corporación Sidenor acquired the first portion set forth in the joint venture contract for an investment in Tadipatri, India, which was signed on June 22, 2007. This portion, along with the second acquisition installment made on May 27, 2008 represented an acquisition of 45.17% interest in SJK Steel Plant Limited, which is a steel producer with two LD converters, a continuous casting machine, and pig iron production facilities. The contract establishes joint ownership and the total

GERDAU S.A.

NOTES TO CONDENSED CONSOLIDATED INTERIM FINANCIAL INFORMATION (Unaudited)

(in thousands of U.S. Dollars, unless otherwise stated)

amount of the investment is $72.6 million. The Company paid part of this amount through an advance in 2007 and the remaining portion of $49.8 million in 2008. This investment is recorded under the equity method.

g) Corporación Centroamericana del Acero S.A.

On April 21, 2008 the Company made a strategic alliance with the controlling shareholders of the holding company Corporación Centroamericana del Acero S.A., which holds steelmaking assets in Guatemala and Honduras and distribution in El Salvador, Nicarágua, and Belize. The disbursement in this transaction was $180 million and resulted in the acquisition of 30% interest in Corporación Centroamericana del Acero S.A. This investment is recorded under the equity method. The Company recorded goodwill on this transaction of $125.5 million, which is presented together with the investment amount under “Investments accounted for under the equity method”.

The steelmaking assets include a melt shop with an installed capacity of 500,000 tones of crude steel and rolling mills with an annual capacity of 690,000 tones for producing rebars, profiles, seamed tubes and flat bars, as well as drawn products and downstream operations to produce meshes, galvanized, annealed, and barbed wires, nails and metal roofs.

Goodwill was recorded on the acquisition due to the following:

•                  The strategic alliance made with Corporación Centroamericana del Acero, Central America’s largest steel manufacturer.

•                  Gerdau’s position as one of the largest players in Central America and the Caribbean. Central America is a strategic region and becomes an important operation together with the units in Mexico and Dominican Republic for meeting local market demands. In addition, Central America has shown an impressive economic growth over the past years.

•                  The Company believes it will be able to successfully integrate Corporación Centroamericana del Acero S.A. operations and achieve synergies from the acquisition.

h) Gerdau MacSteel Inc. (Quanex Corporation)

On April 23, 2008, the Company completed the acquisition of 100% of MacSteel, Quanex Corporation’s steel business. On November 19, 2007, the Company had signed a definite agreement to acquire Quanex Corporation, which, through its steel business MacSteel, is the second largest producer of specialty steels (Special Bar Quality — SBQ) in the United States and operates three mini mills located in Jackson, Michigan; Monroe, Michigan; and Fort Smith, Arkansas. MacSteel also operates six downstream operations located in the states of Michigan (two), Ohio, Indiana (two), and Wisconsin. MacSteel has an annual installed capacity of 1.2 million tones of steel and 1.1 million tones of rolled products.

The acquisition did not include Quanex’s Building Products business, which is not related to the steel business. Quanex announced the spin-off of this business when the acquisition proposal was finalized.

The disbursement in this transaction was $1.47 billion, plus the assumption of certain debts and liabilities of the acquired company.

The following table summarizes the preliminary fair value of assets acquired and liabilities assumed for MacSteel.

GERDAU S.A.

NOTES TO CONDENSED CONSOLIDATED INTERIM FINANCIAL INFORMATION (Unaudited)

 (in thousands of U.S. Dollars, unless otherwise stated)

Current assets	513,186
Property, plant and equipment	514,797
Other long-term assets	240,538
Current liabilities	(523,663)
Long-term liabilities	(229,070)
Net fair market value	515,788)
Goodwill	952,726
Total consideration allocated	1,468,514

In connection with the acquisition, the Company recognized a significant amount of goodwill due to the following factors:

•      the rapid consolidation that has taken place in the global steel industry has resulted in acquisition valuations increasing dramatically,

•      Gerdau Group strengthens its position as a global special bar quality (SBQ) supplier,

•      the MacSteel acquisition will open new growth opportunities in long specialty steel in the US, one of the largest and most traditional auto industry markets in the world. MacSteel produces SBQ and around 80% of its production is for the automotive industry,

•      the Company believes that it will be able to successfully integrate the business operations of MacSteel and realize synergies associated with the acquisition.

i) Distribuidora y Comercializadora de Aceros Regionales Limitada (Barracas Janssen Limitada)

On May 9, 2008 the Company acquired 100% of Distribuidora y Comercializadora de Aceros Regionales Limitada, a company that operates in buying, selling, and distributing metal structures and materials and inputs for the local construction sector in the city of Valparaiso, Chile. The disbursement in this transaction was $5.6 million. As a result of this acquisition, the Company recorded goodwill of $1.0 million.

j) Rectificadora del Vallés

On May 30, 2008 the Company through its subsidiary Sidenor Industrial acquired 100% of Rectificadora del Vallés (RDV), a steel bar producer for the automotive, construction, and mechanical engineering industries, located in Barcelona, Spain. The transaction amount is € 32 million ($49.8 million on acquisition date) in addition to the assumption of € 33 million ($51.4 million on acquisition date) in debts. RDV has an annual installed capacity of 100 thousand tones of steel. As a result of this acquisition, the Company recorded goodwill of $38.9 million.

Goodwill was recorded on the acquisition due to the following:

•      The acquired company is Spain’s major independent wire drawing mill, based in Barcelona.

•      Gerdau Group’s strategy to add value to its products and expand the value chain.

k) Vicente Gabilondo e Hijos, S.A. (Gabilondo)

On June 3, 2008 the Company through its subsidiary Sidenor Industrial acquired 100% of Vicente Gabilondo e Hijos, S.A. (Gabilondo), a steel bar producer for the automotive industry located in Eibar, Spain. The acquisition price was € 14 million ($21.6 million on acquisition date). Gabilondo has an annual installed capacity of 30 thousand  tones of steel. As a result of this acquisition, the Company recorded goodwill of $11.1 million.

Goodwill was recorded on the acquisition due to the following:

GERDAU S.A.

NOTES TO CONDENSED CONSOLIDATED INTERIM FINANCIAL INFORMATION (Unaudited)

 (in thousands of U.S. Dollars, unless otherwise stated)

•      The Company’s strategy to offer customers unique products and maximum quality service is reinforced.

•      The fast consolidation of the global steel industry has resulted in a significant increase in acquisition prices.

•      The Company believes it will be able to successfully integrate Gabilondo’s operations and achieve synergies from the acquisition.

l) Hearon Steel Co.

On July 14, 2008, the Company, represented by its subsidiary Gerdau Ameristeel, purchased the assets of Hearon Steel Co., which is a rebar and epoxy coating manufacturer with units in the cities of Muskogee, Tulsa, and Oklahoma, State of Oklahoma. The acquisition price is $14.2 million and, as a result of this acquisition, the Company recorded goodwill of $9.0 million.

Goodwill was recorded on the acquisition due to the following:

•      The transaction increases the Company’s presence in the rebar fabrication market.

•      The Company believes it will be able to successfully integrate Hearon Steel Inc.’s operations and achieve synergies from the acquisition.

m) K.e.r.s.p.e. Empreendimentos e Participações Ltda.

On September 18, 2008, the Company, through its subsidiary Gerdau Aços Longos S.A., signed an agreement to purchase 100% of K.e.r.s.p.e. Empreendimentos e Participações Ltda., a company from the Super Laminação Group, for the amount of R$ 90 million ($47.0 million as of September 30, 2008). The business included four scrap warehouses located in the Brazilian cities of São Paulo, Piracicaba and São Caetano do Sul, State of São Paulo, and in the city of Betim, State of Minas Gerais. On September 15, 2008, the Company paid an advance for the acquisition of this stake in the amount of R$ 45 million ($23.5 million). The acquisition depends on the fulfillment of certain conditions, which as of September 30, 2008 had not yet been met.

2.8.2   Allocation of the fair value in jointly-owned entities or of shared control

a) Gerdau GTL México, S.A. de C.V. (Grupo Feld S.A. de C.V.)

In March 2008, the Company concluded the fair value assessment for all assets and liabilities of the Gerdau GTL México, S.A. de C.V resulting in a goodwill complement recognition of $4,857.

The table below presents the fair value calculation for the assets and liabilities acquired from Gerdau GTL Mexico (on the acquisition date):

GERDAU S.A.

NOTES TO CONDENSED CONSOLIDATED INTERIM FINANCIAL INFORMATION (Unaudited)

 (in thousands of U.S. Dollars, unless otherwise stated)

	Preliminary allocation recorded
	as of March 31, 2007	Final allocation
Net assets (liabilities) acquired
Current assets	43,648	43,648
Property, plant and equipment	108,522	101,776
Other non-current assets	3,862	5,751
Goodwill	124,977	129,834
Current liabilities	(20,783)	(20,783)
Non-current liabilities	(1,386)	(1,386)
	258,840	258,840

Purchase price consideration, at fair value	258,840	258,840

In connection with the acquisition, the Company recognized a significant amount of goodwill due to the following factors:

•      the rapid consolidation that has taken place in the global steel industry has resulted in acquisition valuations increasing dramatically,

•      the Company believes that it will be able to successfully integrate the business operations of Gerdau GTL México and realize synergies associated with the acquisition.

b) Multisteel Business Holdings Corp.

In May 2008, the Company concluded the fair value assessment for all assets and liabilities of Multisteel Business Holdings Corp..

This investment is accounted under the equity method and therefore the allocation of the fair value of the assets and liabilities of the acquired company is not consolidated and only has effect through a reclassification from the goodwill originally recognized to the investment account. As the goodwill and the investment for investments accounted under the equity method are presented in the same account there is no impact in the balance sheet related to this reclassification. Furthermore, the amount derived from the amortization of the fair value allocated will be recognized in the Company’s income statement under the account “Equity in earnings of unconsolidated companies, net”.

c) Siderúrgica Zuliana C.A.

In June 2008, the Company concluded the fair value assessment for all assets and liabilities of Siderúrgica Zuliana C.A., and allocated part of the initially recognized goodwill in the amount of $4,188.

The following table presents the estimated fair value of the assets and liabilities of Siderúrgica Zuliana C.A. on the acquisition date:

GERDAU S.A.

NOTES TO CONDENSED CONSOLIDATED INTERIM FINANCIAL INFORMATION (Unaudited)

 (in thousands of U.S. Dollars, unless otherwise stated)

	Preliminary allocation recorded
	as of June 30, 2007	Final allocation
Net assets (liabilities) acquired
Current assets	12,296	12,296
Property, plant and equipment	27,960	34,306
Non-current assets	1,010	1,010
Goodwill	58,293	54,105
Current liabilities	(4,710)	(4,710)
Non-current liabilities	(2,350)	(4,508)
	92,499	92,499

Purchase price consideration, at fair value	92,499	92,499

In connection with the acquisition, the Company recognized a significant amount of goodwill due to the following factors:

•      the rapid consolidation that has taken place in the global steel industry has resulted in acquisition valuations increasing dramatically,

•      the Company believes that it will be able to successfully integrate the business operations of Siderúrgica Zuliana and realize synergies associated with the acquisition.

d) Chaparral Steel Company (“Chaparral”)

On September 14, 2007, the Company completed its acquisition of Chaparral Steel Company (“Chaparral”), a leading producer of structural steel products in North America and also a major producer of steel bar products. Chaparral operates two mini-mills, one located in Midlothian, Texas, and the other located in Petersburg, Virginia. The purchase price for the shares of Chaparral was $4.2 billion in cash, plus the assumption of certain liabilities of the acquired company. In connection with the acquisition, the Company recognized a significant amount of goodwill due to the following factors:

•      the rapid consolidation that has taken place in the global steel industry has resulted in acquisition valuations increasing dramatically,

•      the Chaparral acquisition provided the Company an expanded geographic presence further west in the United States,

•      existing installed production capacity and labor force of the mills,

•      an increased presence in the strong structural steel market — this acquisition increased the product mix to add large structural products and pilings to the existing products offerings.

•      the Company believes that it will be able to successfully integrate the business operations of Chaparral and realize synergies associated with the acquisition.

During the third quarter of 2008, the Company completed the purchase price allocation of Chaparral. The following table summarizes the fair value of assets acquired and liabilities assumed for Chaparral.

GERDAU S.A.

NOTES TO CONDENSED CONSOLIDATED INTERIM FINANCIAL INFORMATION (Unaudited)

 (in thousands of U.S. Dollars, unless otherwise stated)

Current assets	1,069,386
Property, plant and equipment	693,776
Intangible assets	605,671
Other long-term assets	11,519
Current liabilities	(683,472)
Long-term liabilities	(428,056)
Net fair market value	1,268,824
Goodwill	2,795,434
Total consideration allocated	4,064,258

The purchase price allocation to the identifiable intangible assets is as follows:

		Remaining Useful Life
Customer relationships	561,000	15 years
Patented technology	29,000	5 years
Internally developed software	1,000	2 years
Order backlog	14,671	1.5 months
	605,671

The purchased intangibles and goodwill are not deductible for tax purposes. However, purchase accounting requires the establishment of deferred tax liabilities on the fair value increments related to intangible assets that will be recognized as a tax benefit in future periods as the assets are amortized.

The following unaudited pro forma consolidated results of operations assume the acquisition of Chaparral was completed at the beginning of the period shown below. Pro forma data may not be indicative of the results that would have been obtained had the acquisition actually occurred at the beginning of the period presented, or of results which may occur in the future (in thousands of U.S. Dollars, except earnings per share data):

	Three Months Ended	Nine Months Ended
	September 30, 2007	September 30, 2007
Net Sales	4,375,727	12,563,879
Net Income	403,349	1,264,543

Earnings per share - Basic	0.61	1.91
Earnings per share - Diluted	0.60	1.89

The unaudited pro forma information presented above reflects the results of operations for three and nine months ended September 30, 2007 as though the acquisition had been completed at the beginning of each period. The fair value adjustment to inventory ($24.1 million net of tax) has been recorded as a reduction of net income in each period.

Due to the difference in fiscal year ends of each company, the pro forma information for the three months ended September 30, 2007 has been prepared by combining (i) the Company’s consolidated statement of income for the three months ended September 30, 2007 and (ii) Chaparral’s consolidated statement of income for the three months ended August 31, 2007.

The pro forma information for the nine months ended September 30, 2007 has been prepared by combining (i) the Company’s consolidated statement of income for the nine months ended September 30, 2007 and (ii) Chaparral’s consolidated statement of income for the nine months ended August 31, 2007, which was prepared

GERDAU S.A.

NOTES TO CONDENSED CONSOLIDATED INTERIM FINANCIAL INFORMATION (Unaudited)

 (in thousands of U.S. Dollars, unless otherwise stated)

by combining Chaparral’s consolidated statement of income for the three months ended February 28, 2007, the three months ended May 31, 2007 and the three months ended August 31, 2007.

2.9      Derivative financial instruments

Derivative financial instruments that do not qualify for hedge accounting are recognized on the balance sheet at fair value with unrealized gains and losses recognized in the statement of income.

To qualify as a hedge, the derivative must be (i) designated as a hedge of a specific financial asset or liability at the inception of the contract, (ii) effective at reducing the risk associated with the exposure to be hedged, and (iii) highly correlated with respect to changes either in its fair value in relation to the fair value of the item being hedged or with respect to changes in the cash flows, both at inception and over the life of the contract.

As required by SFAS 133, “Accounting for Derivative Instruments and Hedging Activities,” as amended (“SFAS 133”) the Company assess both at the inception of each hedge and on an on-going basis, whether the derivatives that are used in its hedging transactions are highly effective in offsetting the changes in cash flows of the hedged item.

3          Inventories

	September 30,		December
	2008	2007	31, 2007
Finished products	1,719,126	1,194,017	1,263,252
Work in process	1,123,514	740,106	762,634
Raw materials	1,317,506	703,387	722,309
Packaging and maintenance supplies	705,854	463,577	498,058
Advances to suppliers of materials	456,890	138,708	170,352
	5,322,890	3,239,795	3,416,605

4          Property, plant and equipment, net

	September 30,		December
	2008	2007	31, 2007
Buildings and improvements	2,247,152	1,965,318	2,222,619
Machinery and equipment	8,745,576	6,961,949	7,925,285
Vehicles	77,470	73,945	70,345
Furniture and fixtures	104,764	88,665	89,082
Other	632,481	480,480	531,918
	11,807,443	9,570,357	10,839,249
Less: Accumulated depreciation	(4,487,659)	(3,855,096)	(4,115,228)
	7,319,784	5,715,261	6,724,021
Land	474,146	472,806	503,882
Construction in progress	1,186,911	2,046,327	1,391,811
Total	8,980,841	8,234,394	8,619,714

As of September 30, 2008, machinery and equipment with a net book value of $1,152,190 ($981,498 on September 30, 2007 and $1,055,641 on December 2007) was pledged as collateral for long-term debt.

GERDAU S.A.

NOTES TO CONDENSED CONSOLIDATED INTERIM FINANCIAL INFORMATION (Unaudited)

(in thousands of U.S. Dollars, unless otherwise stated)

5          Debt and debentures

Short-term debt

Short-term debt consists of working capital loans and export advances, mainly denominated in U.S. dollars and Euros. Advances received against export commitments are obtained from commercial banks with a commitment that the products will be exported.

Long-term debt

Long-term debt consists of the following:

	Weighted average
	Annual Interest
	Rate % at	September 30, 2008		December
	September 30, 2008	2008	2007	31, 2007
Long-term debt, excluding debentures, denominated in Brazilian reais
Working capital	10.18%	50,407	66,464	59,279
Financing for investments	12.48%	350,677	72,877	420,214
Financing for machinery	8.05%	879,758	768,269	886,297

Long-term debt, excluding debentures, denominated in foreign currencies
(a) Long-term debt of Gerdau, Gerdau Açominas, Gerdau Aços Longos, Gerdau Aços Especiais, Gerdau Comercial de Aços and Aços Villares:
Working capital (US$)	4.77%	1,191	300,704	1,183
Guaranteed Perpetual Senior Securities (US$)	9.75%	600,000	600,000	600,000
Financing for machinery and others (US$)	5.12%	802,476	725,106	892,266
Export Receivables Notes by Gerdau Açominas (US$)		—	175,905	—
Advances on exports (US$)	5.36%	206,958	331,697	259,892

(b) Long-term debt of Sipar Aceros, Diaco, Cleary Holdings, Sidelpa, Gerdau Aza S.A., Siderperú, Siderúrgica Zuliana, Gerdau GTL Mexico and GTL Trade Finance Inc. (Ten-Year Bond)

Financing for investments (US$)	5.74%	597,736	—	162,050
Ten-Years Bond (US$)	7.25%	1,500,000	—	1,000,000
Working capital (US$)		—	183,931	—
Working capital (Chilean pesos)	6.05%	2,476	3,147	3,112
Working capital (Colombian Pesos)	12.40%	93,288	1,222	703

(c) Long-term debt of Gerdau Ameristeel
Senior notes, net of original issue discount (US$)	10.38%	403,876	400,524	400,819
Bridge Loan Facility (US$)		—	1,000,000	—
Term Loan Facility (US$)	5.06%	2,600,000	2,750,000	2,600,000
Senior Secured Credit Facility (Cdn$)		—	150,000	—
Industrial Revenue Bonds (US$)	4.08% to 5.30%	50,400	54,600	54,600
Other		23,849	5,068	13

(d) Long-term debt of Corporación Sidenor
Working capital (Euros)	5.13%	442,071	108,071	368,717
		8,605,163	7,697,585	7,709,145
Less: current portion		(750,269)	(1,641,920)	(655,229)
Long-term debt, excluding debentures, less current portion		7,854,894	6,055,665	7,053,916

2009	208,776
2010	903,232
2011	1,710,438
2012	1,781,364
After 2012	3,251,084
7,854,894

GERDAU S.A.

NOTES TO CONDENSED CONSOLIDATED INTERIM FINANCIAL INFORMATION (Unaudited)

 (in thousands of U.S. Dollars, unless otherwise stated)

Long-term debt, excluding debentures, denominated in Brazilian reais

Long-term debt denominated in Brazilian reais is indexed for inflation using the TJLP (Taxa de Juros de Longo Prazo – “Long term interest rate”) rate set by the Government on a quarterly basis, or based on IGPM (Índice Geral de Preços – Mercado – “General Index Price – Market”).

Long-term debt, excluding debentures, denominated in foreign currencies

(a) Gerdau, Gerdau Açominas, Gerdau Aços Longos, Gerdau Aços Especiais, Gerdau Comercial de Aços and Aços Villares

The debt agreements entered into by the Company’s Brazilian subsidiaries contain covenants, which are described below, that require the maintenance of certain ratios, as calculated in accordance with the Company’s financial statements prepared in accordance with IFRS. The covenants include financial covenants including ratios on liquidity, total debt to EBITDA (earnings before interest, taxes, depreciation and amortization, as defined in the respective debt agreements), debt service coverage and interest coverage, amongst others. At September 30, 2008, the Company was in compliance with all of its debt covenants.

Guaranteed Perpetual Senior Securities

On September 15, 2005, Gerdau S.A. concluded a private placement of the $600,000 with 9.75% p.a. of interest bearing Guaranteed Perpetual Senior Securities. Such bonds are guaranteed by the following operating companies of Gerdau based in Brazil: Gerdau Açominas, Gerdau Aços Longos, Gerdau Aços Especiais and Gerdau Comercial de Aços. The bonds do not have a stated maturity date but should be redeemed by Gerdau S.A. in the event of certain specified events of default (as defined in the terms of the bonds) which are not fully under the control of the Company. The Company has a call option to redeem these bonds at any moment after 5 years of placement (September 2010). Interest payments are due on a quarterly basis, and each quarterly payment date is also a call date after September 2010.

Covenants

As a way of monitoring the financial condition of the Company, the banks involved in certain of the financing agreements use restrictive covenants, as described below:

I) Consolidated Interest Coverage Ratio - measures the debt service payment capacity in relation to EBITDA (Net Income before Interest, Taxes, Depreciation and Amortization)

II) Consolidated Leverage Ratio - measures the debt coverage capacity in relation to EBITDA (Net Income before Interest, Taxes, Depreciation and Amortization).

III) Required Minimum Net Worth - measures the minimum net worth required in financing agreements.

IV) Current Ratio (current liquidity ratio) - measures the capacity to pay current liabilities.

All the covenants mentioned above are calculated based on the Consolidated Financial Statements in IFRS of Gerdau S.A., except for item IV, which refers to Metalúrgica Gerdau S.A., and have been complied with. Pursuant to the agreements, the penalty for non-compliance with such covenants is the possibility of a default statement by the banks and acceleration of maturity of loans.

(b) Sipar Aceros, Diaco, Cleary Holdings, Sidelpa, Gerdau AZA, Siderperú, Siderúrgica Zuliana, Gerdau GTL Mexico and GTL Trade Finance Inc.

Most of debt in Latin America (except Brazil) is related to financing for the acquisition of interests in Diaco and Sidelpa, denominated in U.S. dollars and contracted with Banco de Chile. Such debt matures in 2010, and bears interest of Libor + 1.4% p.a..

GERDAU S.A.

NOTES TO CONDENSED CONSOLIDATED INTERIM FINANCIAL INFORMATION (Unaudited)

 (in thousands of U.S. Dollars, unless otherwise stated)

The subsidiary Siderperú has obtained a financing for working capital of $150,067, maturing in 2014 with a variable rate of Libor + 0.9% p.a.. Such proceeds were used to pay out the outstanding debt with suppliers and credits acquired by the Company by the time of the acquisition of this subsidiary.

Ten-Years Bonds

On October 22, 2007, the subsidiary GTL Trade Finance Inc. concluded the placement of Ten-Years Bonds in the amount of $1 billion. Such Bonds, which mature on October 20, 2017, are subject to interest of 7.25% p.a., payable semi-annually in the months of April and October, beginning April 2008, and guaranteed by Gerdau S.A., Gerdau Açominas S.A., Gerdau Aços Longos S.A., Gerdau Aços Especiais S.A., and Gerdau Comercial de Aços S.A. In May 2008 the Company concluded the reopening of the Bond with a maturity in 2017, through the subsidiary GTL Trade Finance Inc. in the amount of $500.0 million and a yield of 6.875% p.a.. The new issuance will be incorporated into the issuance made in October 2007 and will be subject to interest of 7.25% p.a., which will be paid every six months (in April and October). These funds will be used to repay the Bridge Loan of $1 billion that was taken by this subsidiary on April 16, 2008. The bonds are senior unsecured obligations of the Issuer, ranking equal in right of payment with all of the Issuer’s other existing and future senior unsecured debt. The guarantees of the bond will rank pari passu with all unsecured and unsubordinated obligations of each of the Guarantors.

The bonds and the guarantees of the bonds were not registered under the U.S. Securities Act of 1933, as amended, or the Securities Act, or under any state securities law. Therefore, the bonds were not offered or sold within the United States to, or for the account or benefit of, any U.S. person unless the offer or sale was qualified for a registration exemption from the Securities Act and applicable state securities laws. Accordingly, the bonds were offered and sold to qualified institutional buyers (as defined in Rule 144A under the Securities Act) and to non U.S. people outside the United States in compliance with Regulation S under the Securities Act.

(c) Long-term Debt of Gerdau Ameristeel

On June 27, 2003, Gerdau Ameristeel refinanced its debt by issuing $405.0 million aggregate principal 10 3/8% Senior Notes. The notes mature July 15, 2011 and were issued at 98% of face value.  Gerdau Ameristeel amortizes the bond discount using the straight line method, which is not materially different from the effective interest method.  Gerdau Ameristeel can call these Senior Notes at any time at a redemption price ranging from 105 3/8% to 100%, depending on the year the call is made. As a result of the Company having hedged a portion of its 10 3/8% Senior Notes and then subsequently terminating these hedges, the carrying value of those notes was adjusted to reflect the final fair value of the derivatives as of the time they were terminated. Gerdau Ameristeel amortizes this final fair value using the straight line method which approximates the effective yield method.

On October 31, 2005, Gerdau Ameristeel amended the Senior Secured Credit Facility, which provided commitments of up to $650.0 million and expires on October 31, 2010.  In June 2008, Gerdau Ameristeel increased the Senior Secured Credit Facility from $650.0 million to $950.0 million. The Company is in compliance with the terms of the facility at September 30, 2008.  The borrowings under the Senior Secured Credit Facility are secured by the Company’s inventory and accounts receivable.  At both September 30, 2008 and December 31, 2007, there was nothing drawn against this facility based upon available collateral under the terms of the agreement. At September 30, 2008 and December 31, 2007, approximately $873.7 million and $583.0 million, respectively, were available under the Senior Secured Credit Facility, net of $76.3 million and $67.0 million, respectively of outstanding letters of credit.

Gerdau Ameristeel had $50.4 million and $54.6 million of industrial revenue bonds outstanding at September 30, 2008 and December 31, 2007, respectively. In April 2008, Gerdau Ameristeel repaid the $4.2 million industrial revenue bond that was assumed with the acquisition of the Beaumont, Texas facility in November 2004. Approximately $23.8 million of the bonds were issued by Gerdau Ameristeel US Inc., a wholly owned subsidiary of the Company, in prior years to construct facilities in Jackson, Tennessee. The interest on the

GERDAU S.A.

NOTES TO CONDENSED CONSOLIDATED INTERIM FINANCIAL INFORMATION (Unaudited)

 (in thousands of U.S. Dollars, unless otherwise stated)

Jackson, Tennessee bonds resets weekly with $3.8 million maturing on September 1, 2014 and $20.0 million on October 1, 2017. Gerdau Ameristeel assumed an industrial revenue bond in the amount of $3.6 million with the acquisition of the Cartersville cold drawn facility in September 2002. The interest on this industrial revenue bond resets weekly. The Cartersville bond will be repaid with four annual payments of $300,000 starting December 1, 2009 followed by six annual payments of $400,000 starting December 1, 2012. The Jackson, Tennessee and Cartersville, Georgia bonds are secured by letters of credit issued under the Senior Secured Credit Facility. On May 3, 2007, Gerdau Ameristeel US Inc. entered into a new industrial revenue bond for the Jacksonville, Florida facility. The industrial revenue bond is for $23.0 million and matures on May 1, 2037. The interest on this bond is 5.3% payable semi-annually. This bond is secured by a guarantee by the Company.

On September 14, 2007, the Gerdau Ameristeel entered into a $2.75 billion Term Loan Facility to partially finance its acquisition of Chaparral of which $150.0 million of the Term Loan has been repaid.

The Term Loan Facility has tranches maturing between 5 and 6 years from the closing date and bearing interest at LIBOR plus between 1.00% and 1.25%. The Term Loan Facility is not secured by the assets of Gerdau Ameristeel or its subsidiaries. Gerdau S.A. and certain of its Brazilian affiliates have guaranteed the obligations of the borrowers. The Term Loan Facility includes financial covenants requiring Gerdau S.A. and its subsidiaries on a consolidated basis to satisfy maximum total debt to EBITDA and minimum EBITDA to interest expense tests, and the value of Gerdau S.A.’s and certain of its subsidiaries’ receivables under certain off-take supply contracts to at all times exceed the principal amount of the outstanding term loans. The Term Loan Facility is unsecured but provides for a springing lien in the off-take supply contracts.  The Term Loan Facility also contains customary covenants restricting the Company’s ability, including the ability of certain of its subsidiaries, including Gerdau Ameristeel US Inc. and GNA Partners, GP, to incur additional liens on such entities’ assets, enter into certain transactions with affiliates and enter into certain merger transactions.  The Company is in compliance with the terms of the Term Loan Facility.

(d) Corporación Sidenor

In December, 2006, Corporación Sidenor obtained a loan in the amount of € 150,000 ($211,003) to conclude the acquisition of GSB Aceros S.L. and in October, 2007, a loan in the amount of € 50,000 ($70,335) to the acquisition of SJK Steel Co. These debts mature between 2009 and 2013.

Lines of credit

In October, 2005, Gerdau Açominas, Gerdau Aços Longos, Gerdau Aços Especiais and Gerdau Comercial de Aços obtained a pre-approved line of credit from BNDES for the purchase of machinery and related expenses for a total amount of $470,146, bearing interest of TJLP+2.5% p.a.. Amounts will be released as investments are made by the subsidiaries and they present to BNDES documentation supporting to the investments made. At September 30, 2008, $404,309 was drawn against this facility. These contracts are guaranteed by INDAC (parent company of Metalúrgica Gerdau S.A.).

On May 27, 2008, Gerdau Aços Longos S.A. received a loan approval from BNDES in the total amount of $283,870 for financing the construction of the Caçú/Barra dos Coqueiros hydroelectric complex with a grace period of 6 months after startup by October 2010. The amortization will take place from November 2010 to October 2024, subject to TJLP (long-term interest rate) + 1,46% p.a.. At September 30, 2008, $106,851 was drawn against this facility. The contracts are guaranteed by Indac — Ind. Adm. e Comércio S.A. and contain restrictive covenants which must be met by Metalúrgica Gerdau S.A..

The Company announced the conclusion, on November 1, 2006, of a Senior Liquidity Facility. This facility amounts to $400,000 and the borrower will be the subsidiary GTL Trade Finance Inc., with the guarantee of Gerdau S.A., and its subsidiaries Gerdau Açominas, Gerdau Aços Longos , Gerdau Aços Especiais and Gerdau Comercial de Aços. The program has an availability period of 3 years, with 2 years for payment as from the date of each disbursement. The costs involve a facility fee amounting to 0.27% p.a. and interests, in the case

GERDAU S.A.

NOTES TO CONDENSED CONSOLIDATED INTERIM FINANCIAL INFORMATION (Unaudited)

 (in thousands of U.S. Dollars, unless otherwise stated)

disbursements are actually made, of Libor + 0.30% to 0.40% p.a.. At September 30, 2008, no amounts have been withdrawn under this facility.

Gerdau Açominas also has available the following lines of credit:

•         $201,000 from BNP Paribas – France (50%) and from Industrial and Commercial Bank of China (50%), guaranteed by SINOSURE (China Export & Credit Insurance Corporation), maturing in 12 years, with 3 grace years and 9 years for repayment bearing interest of 6.97% p.a.. At September 30, 2008, $174,500 was drawn against this facility.

In March, 2007, the Company obtained an approval of a Commercial Loan with BNP Paribas, guaranteed by SINOSURE (China Export & Credit Insurance Corporation), in the total amount of $50,000. This loan has been taken in order to finance 15% of the new coke plant, sinter plant and a new blast furnace for the Ouro Branco mill. At September 30, 2008, the total amount was drawn against this facility.

Gerdau AZA has available the following lines of credit:

•         $70,575 of lines for working capital, bearing interest of 22.8% p.a.. At September 30, 2008, no amounts were withdrawn.

Gerdau Ameristeel has available the following lines of credit:

•         $75,000 of a credit facility with KfW IPEX-Bank to provide financing for capital expenditures, expiring on November 30, 2008 and is secured by equipment purchased with the financing. The interest rate is Libor + between 1.60% and 2.0%. At September 30, 2008, $15,400 was drawn against this facility.

In May, 2008, the subsidiary Gerdau Macsteel US Inc. received a 3-year credit line from a bank syndicate led by Citibank N.A. in the amount of $500.0 million. As of September 30, 2008 $400.0 million had been used and the principal will be paid in three installments: in the 24th month, in the 30th month, and in the 36th month. The interest rate was Libor + 1.25%. The funds were used to repay the loan obtained to purchase the company (Bridge Loan). The loan is guaranteed by the Gerdau Group companies.

GERDAU S.A.

NOTES TO CONDENSED CONSOLIDATED INTERIM FINANCIAL INFORMATION (Unaudited)

(in thousands of U.S. Dollars, unless otherwise stated)

Debentures

Debentures as of September 30, 2008 include five outstanding issuances of Gerdau and debentures issued by Aços Villares S.A., as follows:

			September, 30		December
	Issuance	Maturity	2008	2007	31, 2007
Debentures, denominated in Brazilian reais
Third series	1982	2011	74,297	70,450	93,700
Seventh series	1982	2012	20,173	79,787	86,155
Eighth series	1982	2013	168,277	186,312	145,634
Ninth series	1983	2014	13,886	165,588	142,317
Eleventh series	1990	2020	47,212	76,040	74,040
Aços Villares S.A.	2005	2010	162,073	167,190	173,899
			485,918	745,367	715,745

Less: Debentures held by consolidated companies eliminated in consolidation			(2,154)	(179,779)	(184,341)
Total			483,764	565,588	531,404
Less: current portion (presented under Other current liabilities in the consolidated balance sheet)			(87,631)	(1,297)	(21,524)

Total debentures – long-term			396,133	564,291	509,880

Debentures mature in the following years:

	September 30		December 31,
	2008	2007	2007
2009	18,611	—	87,071
2010	55,831	165,893	65,304
2011	74,297	70,450	93,700
2012	20,173	79,787	37,431
After 2012	227,221	248,161	226,374
	396,133	564,291	509,880

Debentures issued by Gerdau

Debentures are denominated in Brazilian reais and bear variable interest at a percentage of the CDI rate (Certificado de Depósito Interbancário, interbank interest rate). The annual average nominal interest rates were 11.63%, 12.36%, 11.82% as of September 30, 2008 and 2007 and December 31, 2007, respectively.

Debentures issued by Aços Villares S.A.

The debentures of Aços Villares S.A. are registered, single series, unsecured, and not convertible into shares. A total of 28,500 debentures were issued and placed on the market with a face value of $6.28 totaling $179,031. The debentures have a term of five years and mature on September 1, 2010. They pay interest equivalent to 104.5% of the DI (interbank deposit) rate on a quarterly basis. The principal will be paid in eight equal, quarterly and consecutive installments, beginning on December 1, 2008.

GERDAU S.A.

NOTES TO CONDENSED CONSOLIDATED INTERIM FINANCIAL INFORMATION (Unaudited)

(in thousands of U.S. Dollars, unless otherwise stated)

6                             Commitments and contingencies

The Company is party to claims with respect to certain taxes, civil and labor matters. Management believes, based in part on advice from legal counsel, that the provision for contingencies is sufficient to meet probable and reasonably estimable losses from unfavorable rulings, and that the ultimate resolution will not have a significant effect on the consolidated financial position as of September 30, 2008, although it may have a significant effect on future results of operations or cash flows.

The following table summarizes the contingent claims and related judicial deposits:

	Contingencies			Judicial deposits
	September 30,		December	September 30,		December
Claims	2008	2007	31, 2007	2008	2007	31, 2007

Tax	144,136	168,217	205,297	94,855	74,415	106,288
Labor	70,230	56,417	52,955	14,779	15,509	13,500
Other	5,242	11,094	7,074	13,212	6,844	6,523
	219,608	235,728	265,326	122,846	96,768	126,311

Probable losses on tax matters, for which a provision was recorded

All contingencies described in the section below correspond to instances where the Company is challenging the legality of taxes and contributions. The description of the contingent losses includes a description of the tax or contribution being challenged, the current status of the litigations as well as the amount of the probable loss which has been provided as of September 30, 2008.

•                              Of the total provision, $17,216 relates to amounts of State Value Added Tax (“Imposto sobre Circulação de Mercadorias e Serviços” – ICMS), the majority of which relating to credit rights. Most of the proceedings under judgment by the Finance Department of the States of Mato Grosso, Maranhão, Amazonas, Bahia, Rio de Janeiro and Minas Gerais, by the State Courts of Pernambuco e Minas Gerais e by the Federal Courts of Pernambuco. The contingencies were properly updated, as established by legislation. The reduction of the amount is due to the inclusion of debts in the Special Installment Payment Program for ICMS, established by Law No. 17247 of December 27, 2007, and Decrees No. 44695 of December 28, 2007 and No. 44704 of January 15, 2008, in the State of Minas Gerais.

•                              $21,178 corresponds to lawsuits related to INSS in the lower and appellate courts of Minas Gerais, Rio de Janeiro, Espírito Santo, Pernambuco and Bahia. The consolidated balance refers to lawsuits related to SAT (Occupational Accident Insurance), as well as tax delinquency notices for INSS on outside services relating to the last 10 years for which the National Institute of Social Security understands that Gerdau Açominas S.A. is jointly liable. The assessments were maintained at the administrative level and Gerdau Açominas S.A. filed annulment actions with judicial deposits for the amount under discussion based on the understanding that the right to assess part of the charge has prescribed and that there is no joint liability.

•                              $17,759 relates to the Emergency Capacity Charge (ECE) (“Encargo de Capacidade Emergencial” - ECE) and Extraordinary Tariff Adjustment (RTE) (“Recomposição Tarifária Extraordinária” - RTE) are charges required in the electricity bills of the industrial units of the Company. According to the Company, these charges are of a tax nature and, as such, are incompatible with the National Tax System set forth in the Federal Constitution. For this reason the constitutionality of these charges is being challenged in court. Lawsuits are in progress in the Federal Courts of Sao Paulo and Rio Grande do Sul, as well as in the Federal Regional Courts, Superior Court of Justice and the Federal Supreme Court (STF). The Company has fully deposited in judicial the amounts of the charges under discussion.

•                              $63,173 relates the reserve recorded by the subsidiary Gerdau Açominas S.A. is intended to cover amounts required by the Federal Revenue Service for Import Tax, IPI (Federal VAT) and applicable charges on

GERDAU S.A.

NOTES TO CONDENSED CONSOLIDATED INTERIM FINANCIAL INFORMATION (Unaudited)

(in thousands of U.S. Dollars, unless otherwise stated)

transactions made under a drawback that was subsequently annulled by the Foreign Trade Operations Department (DECEX). The Company does not agree with the administrative decision that annulled the drawback and defends the legality of the transactions made. This issue is under litigation that currently awaits judgment in the Federal Supreme Court (STF).

•                              The reserve was recorded, considering the legal counsel’s and management’s opinion, for lawsuits assessed as probable loss, in an amount sufficient to cover expected losses.

Possible or remote losses on tax matters for which no provision was recorded

There are other contingent tax liabilities, for which the probability of losses are possible or remote and, therefore, are not recognized in the provision for contingencies. These claims are comprised by:

•                              The Company is a defendant in a tax collection action filed by the state of Minas Gerais demanding ICMS tax payments mainly on sales of products to commercial exporters. The updated amount of the action is $26,830. The Company did not record any reserve for contingencies for such action since it believes that this tax payment is undue, because products for export are exempted from ICMS (State VAT).

•                              The Company is a defendant in debt foreclosures filed by the State of Minas Gerais to demand ICMS credits arising mainly from exports of semi-finished processed products. Currently, the total amount demanded is $18,771. The Company has not made any reserve for such claims since it believes that this tax is not applicable, the products do not fall under the definition of semi-finished processed products as established in federal complementary law and, therefore, are not subject to ICMS.

•                              On December 6, 2000, the Company has entered into Tax Debt Refinancing Program (Programa de Recuperação Fiscal – “REFIS”), paying the Employees’ Profit Participation Program – “PIS” and the Tax for Social Security Financing – “COFINS” contributions in 60 installments, having paid the last one on May 31, 2005. The payment of all the installments for the remaining balance of $11,035 of the REFIS Account was contested. Once the pending issues in the administrative process are solved with the REFIS Management Committee, the Company understands that the installments will become extinct.

•                              The Company and its subsidiaries Gerdau Aços Longos S.A. and Gerdau Comercial de Aços S.A. have other lawsuits related to the Value-Added Tax on Sales and Services (ICMS) which are mostly related to credit rights and rate differences, and whose demands reach a total of $93,892. An accounting provision was not made for these demands since they were considered of possible loss, but not probable, by our legal advisors.

•                              The Company and its subsidiary Gerdau Açominas S.A., are parties to the lawsuits relating to Property Tax (IPTU), Import Taxes (II), and Excise Tax (IPI). The total amount of these lawsuits is $10,423. No reserve has been recorded for these lawsuits since they were assessed as possible loss, but not probable, by the legal counsel.

Unrecognized contingent tax assets

Management believes the realization of certain contingent assets is possible. However, no amount has been recognized for these contingent tax assets that would only be recognized upon final realization of the gain:

•                              The Company believes that the realization of certain contingent assets is possible. Among them is a court-order debt security issued in 1999 in the amount of $13,885, arising from an ordinary lawsuit against the state of Rio de Janeiro for non-compliance with the Loan Agreement for Periodic Execution in Cash under the Special Industrial Development Program (PRODI). Due to the default by the state of Rio de Janeiro and the non-regulation of Constitutional Amendment 30/00 (which granted the government a ten-year moratorium for payment of securities issued to cover court-order debts not related to food), the realization of this asset is not expected in 2008 and following years. For this reason, this asset is not recorded in the Financial Statements.

GERDAU S.A.

NOTES TO CONDENSED CONSOLIDATED INTERIM FINANCIAL INFORMATION (Unaudited)

(in thousands of U.S. Dollars, unless otherwise stated)

•                              Also, the Company and its subsidiary Gerdau Açominas S.A. expect to recover Excise Tax (IPI) premium credits. Gerdau S.A. has filed administrative requests for reimbursement, which are pending judgment. With regards to the subsidiary Gerdau Açominas S.A., the proceeding was judged unfavorably. Currently, the proceeding awaits judgment of the appeal filed by the subsidiary. The Company estimates the credits at $170,559 (consolidated). Due to the uncertainty as to its realization, the credit is not recorded.

Labor contingencies

The Company and its subsidiaries are also a party to labor claims, which include indemnity claims for occupational accidents and diseases. None of these claims involve significant amounts and refer mainly to overtime pay, health hazard premium, and hazardous duty premium, among others.

Other contingencies

The Company is also defending in court civil proceedings arising from the normal course of its operations and has accrued $5,243 for these claims. Escrow deposits related to these contingencies, at September 30, 2008, totalized to $13,212.

Other contingent liabilities with remote or possible chances of loss, involving uncertainties as to their occurrence, and therefore, not included in the provision for contingencies, are comprised by:

Antitrust proceeding involving the Company brought by two civil construction unions in the State of São Paulo alleging that Gerdau S.A. and other long steel producers in Brazil share customers, thus violating the antitrust legislation. After investigations carried out by the Economic Law Department (SDE) and based on public hearings, the SDE was of the opinion that a cartel existed. This conclusion was also supported by an earlier opinion by the Secretariat for Economic Monitoring (SEAE). The proceeding was therefore forwarded to the Administrative Council for Economic Defense (CADE) for judgment. However, the proceeding was suspended from May 2004 to August 16, 2005 due to a legal protection granted within a new lawsuit filed by Gerdau S.A. with the purpose of annulling the administrative proceeding grounded on formal irregularities found in its discovery. The annulment of the legal protection by the Federal Regional Court occurred as a result of appeals filed by CADE.

CADE, regardless of the request for submission of negative evidence of cartel made by Gerdau S.A., judged the merits of the administrative proceedings on September 23, 2005 and, by a majority of votes, fined the Company and other long steel producers an amount equivalent to 7% of gross revenues in the year before the Administrative Proceeding was commenced, excluding taxes, for formation of a cartel. The content of this decision proved to be contradictory, forcing Gerdau to seek, at two different moments, clarifications through the Amendment of Judgment – a procedural instrument that does not seek to reexamine the merits of a decision, but rather provide an explanation for the “obscurity,” “contradiction” or “omission” contained in the decision. Both Amendments were judged, disclosed and provided, respectively, on March 29, 2006 and May 24, 2006. It is important to point out that there was no reexamination of the merits of the decision in these judgments, nor do the decisions in the fundamental principal of “Amendments” correspond to new convictions or judgments in a higher court.

Despite the CADE decision, the legal action filed by Gerdau S.A. follows its normal course and, at present, awaits judgment in the lower court. In the event the processual irregularities alleged by Gerdau are recognized by the court, the CADE decision may be annulled. Furthermore, to reverse the terms of the decision by CADE, Gerdau appealed to the Judiciary on July 26, 2006 by bringing a new ordinary suit that not only ratifies the terms of the first suit, but also points out the irregularities found during the course of the administrative proceeding with CADE. The Federal Judge in charge of analyzing the action decided on August 30, 2006, for legal protection purposes, to suspend the effects of CADE’s decision until the Judge’s final decision. The judicial guarantee was performed by a bank guarantee corresponding to 7% on the gross income before taxes

GERDAU S.A.

NOTES TO CONDENSED CONSOLIDATED INTERIM FINANCIAL INFORMATION (Unaudited)

(in thousands of U.S. Dollars, unless otherwise stated)

calculated in 1999 ($128,021). For clarity purposes it should be pointed out that because of the current norms for civil lawsuits, this ordinary action is linked to the suit originally proposed. An order was announced on June 28, 2007, which made the parties aware of the decision from the lower court judge about the maintenance of the legal protection granted, after contested by CADE. On July 3, 2008, Gerdau filed a Bill of Exceptions against the interlocutory decision concerning the untimely presentation of defense on the part of CADE.

It should be noted that just prior to the CADE decision, the Public Prosecution Office of the state of Minas Gerais filed a Public Civil Action, based on the above-mentioned SDE decision, and, without mentioning any new elements, alleged that the Company was involved in activities which violated the antitrust legislation. Gerdau S.A. contested this allegation on July 22, 2005. The Company denies any type of anti-competitive conduct and believes, based on information available, including the opinion of its legal counsel, that the administrative proceeding until now has irregularities, some of which are impossible to resolve. In relation to the merit, Gerdau is sure that it did not practice the alleged conduct and, supported by the opinion of renowned experts, believes that it is possible to reverse its conviction.

Insurance claim

A civil lawsuit has been filed by Sul América Cia. Nacional de Seguros against Gerdau Açominas S.A. and Westdeustsche Landesbank Girozentrale, New York Branch (WestLB), for the payment of $21,599 to settle an indemnity claim, which has been deposited in court. The insurance company pleaded doubt in relation to whom payment should be made and alleged that the subsidiary is resisting receiving the payment and settling the matter. The lawsuit was challenged both by the Bank (which claims to have no right to the amount deposited, which settles the doubt raised by Sul América) and by the subsidiary (which claims that there is no such doubt and justification to refuse payment since the amount owed by Sul América is higher than the amount involved). Subsequently, Sul América claimed fault in the Bank’s representation, a matter that has already been settled, and the judicial deposit was withdrawn in December 2004.

Based on the opinion of its legal counsel, the subsidiary assesses the risk of loss as remote and that the sentence will declare the amount payable within the amount stated in the pleading. Also, Gerdau Açominas S.A. filed, prior to this lawsuit, a collection lawsuit for the amounts recognized by the insurance companies. The lawsuits are pending. The subsidiary expects a favorable outcome in this lawsuit. The civil lawsuits arise from an accident on March 23, 2002 with the blast furnace regenerators of the Ouro Branco steel plants, which resulted in the stoppage of several activities, with damages to the steel mill equipment and loss of profits. The equipment and the loss of profits arising from the accidents were covered by an insurance policy. The report on the events and the loss claim for prompt payment were filed with IRB – Brasil Resseguros, and an advance payment of $32,388 was received in 2002.

In 2002, a preliminary and conservative estimate of indemnities related to the coverage of loss of profits and property damages, in the total amount of approximately $57,462, was recorded based on the amount of fixed costs incurred during the period of partial stoppage of the steel mill activities and the immediate expenses to be incurred to recover the equipment temporarily. This estimate approximates the advance received ($32,388) plus the amount proposed by the insurance company as a complement to settle the indemnity ($17,961). Subsequently, new amounts were added to the dispute as stated in the subsidiary’s answer, although not yet recorded. In addition to these amounts, the Company incurred other costs for the recovery of the damage resulting from the accident, as well as other related losses that were listed in its challenge to the lawsuit in progress and which will be confirmed during the discovery phase, when they will be recorded. The case is still in progress with the engineering and accounting experts, who will judicially demonstrate the amounts stated by Gerdau Açominas S.A.

Based on the opinion of its legal counsel, Management considers that the risk of losses from other contingencies affecting the results of operations or the consolidated financial position of the Company is remote.

GERDAU S.A.

NOTES TO CONDENSED CONSOLIDATED INTERIM FINANCIAL INFORMATION (Unaudited)

(in thousands of U.S. Dollars, unless otherwise stated)

7                             Shareholders’ equity

Share capital

As of September 30, 2008, 496,586,494 shares of common stock and 934,793,732 shares of preferred stock had been issued. The share capital of the Company is comprised of common shares and preferred shares, all without par value. The authorized capital of the Company is comprised of 1,500,000,000 common shares and 3,000,000,000 preferred shares. Only the common shares are entitled to vote. There is no redemption provisions associated with the preferred shares. The preferred shares have preferences in respect of the proceeds on liquidation of the Company.

At September 30, 2008, the Company held in treasury 1,697,538 common shares at a cost of $330 and 9,288,436 preferred shares at a cost of $56,583 (4,973,773 preferred shares at September 30, 2007 and 4,966,651 at December 31, 2007 at a cost of $44,842 and at a cost of $44,778, respectively which represent 9,947,546 preferred shares at September 30, 2007 and 9,933,302 at December 31, 2007 after the stock bonus described below).

Public Offering of Shares: As per resolution of the Board of Directors’ meeting and a significant event notice published on March 3, 2008, Gerdau S.A. increased its capital on April 25, 2008 from $3,432,613 to $5,013,393 by issuing 16,686,239 new common shares and 27,313,761 new preferred shares, all of which were registered, book entry, and without par value.

Additional Public Offering of Shares: Subsequently, on May 8, 2008, Gerdau S.A. increased its capital again from $5,013,393 to $5,159,267 by issuing 4,097,064 new preferred, nominative, and book entry shares, without par value.

Costs directly related to the capital increase, net of taxes, in the amount of $9,105, are being deducted from the above-mentioned capital increases.

Bonus: According to the Extraordinary Shareholders’ Meeting and significant event notice of May 30, 2008, Gerdau S.A. issued on June 12, 2008 a Bonus with a capital increase from $5,159,267 to $7,300,726 (net of capital increase costs of $9,105) by use of reserves in the amount of $2,141,459 with issue of new shares and credit of a bonus share for each share held June 12, 2008, the date of reserve capitalization, observing the types of shares.

8                             Earnings per share (EPS)

Pursuant to SFAS No. 128, “Earnings per Share” the following tables reconcile net income to the amounts used to calculate basic and diluted EPS. All computations of EPS presented below have been retroactively adjusted to reflect the stock bonus of one share per each share hold approved by the Shareholder’s Meeting on May 30, 2008 (Note 7).

The capital of the Company is comprised of Common and Preferred shares. There are no differences between common and preferred shares either related to rights with respect to dividends or the percentage each share represents on the capital of the company or other matters with the only difference being that only common shares are entitled to vote. The preferred shares can not be converted into common shares.

Considering the fact that both classes of shares have the same rights for dividends and ultimately share equally in the distribution of earnings, net income is allocated proportionally to the quantity of Common and Preferred shares, as a manner to ensure net income allocated to each Common and Preferred shares are the same under the two class method for computing earnings per share. Diluted earnings per share reflect the potential dilution resulting from options granted during those years to acquire shares of Gerdau S.A..

GERDAU S.A.

NOTES TO CONDENSED CONSOLIDATED INTERIM FINANCIAL INFORMATION (Unaudited)

(in thousands of U.S. Dollars, unless otherwise stated)

Basic

	Nine-month period ended September 30, 2008			Nine-month period ended September 30, 2007
	Common	Preferred	Total	Common	Preferred	Total
	(in thousands, except share and per share data)			(in thousands, except share and per share data)
Basic numerator
Dividends and interest on equity declared	206,047	383,323	589,370	100,333	186,688	287,021
Allocated undistributed earnings	502,735	936,780	1,439,515	337,373	627,745	965,118
Allocated net income available to Common and Preferred shareholders	708,782	1,320,103	2,028,885	437,706	814,433	1,252,139

Basic denominator
Weighted-average outstanding shares, deducting the average treasury shares.	482,558,488	899,181,726		463,214,016	861,893,626

Earnings per share (in US$) – Basic	1.47	1.47		0.94	0.94

	Three-month period ended September 30, 2008			Three-month period ended September 30, 2007
	Common	Preferred	Total	Common	Preferred	Total
	(in thousands, except share and per share data)			(in thousands, except share and per share data)
Basic numerator
Dividends and interest on equity declared	109,076	202,923	311,999	35,605	66,250	101,855
Allocated undistributed earnings	125,979	235,874	361,853	108,022	200,996	309,018
Allocated net income available to Common and Preferred shareholders	235,055	438,797	673,852	143,627	267,246	410,873

Basic denominator
Weighted-average outstanding shares, deducting the average treasury shares.	494,888,956	925,484,798		463,214,016	861,969,304

Earnings per share (in US$) – Basic	0.47	0.47		0.31	0.31

GERDAU S.A.

NOTES TO CONDENSED CONSOLIDATED INTERIM FINANCIAL INFORMATION (Unaudited)

(in thousands of U.S. Dollars, unless otherwise stated)

Diluted

	Nine-month period ended September 30,
	2008	2007
Diluted numerator

Allocated net income available to Common and Preferred shareholders
Net income allocated to preferred shareholders	1,320,103	814,433
Add:
Adjustment to net income allocated to preferred shareholders in respect to the potential increase in number of preferred shares outstanding, as a result of options granted to acquire stock of Gerdau. In September 2007, also the option to settle in shares the purchase price of an additional interest in Diaco and option granted to minority shareholders of Sipar to sell their shares to Gerdau.	2,104	4,424
	1,322,207	818,857

Net income allocated to common shareholders	708,782	437,706
Less:
Adjustment to net income allocated to preferred shareholders in respect to the potential increase in number of preferred shares outstanding, as a result of options granted to acquire stock of Gerdau. In September 2007, also the option to settle in shares the purchase price of an additional interest in Diaco and option granted to minority shareholders of Sipar to sell their shares to Gerdau.	(2,104)	(4,424)

	706,678	433,282

	Nine-month period ended September 30,
	2008	2007
Diluted denominator

Weighted - average number of shares outstanding
Common Shares	482,558,488	463,214,016
Preferred Shares
Weighted-average number of preferred shares outstanding	899,181,726	861,893,626
Potential increase in number of preferred shares outstanding in respect of stock option plan	3,693,948	4,144,970
Potential issuable preferred shares with respect to option to settle acquisition of additional interest in Diaco in shares of the Company	—	7,416,206
Option granted to minority shareholders of Sipar to sell their shares to Gerdau	—	1,970,692
Total	902,875,675	875,425,494

Earnings per share – Diluted (Common and Preferred Shares)	1.46	0.94

GERDAU S.A.

NOTES TO CONDENSED CONSOLIDATED INTERIM FINANCIAL INFORMATION (Unaudited)

 (in thousands of U.S. Dollars, unless otherwise stated)

	Three-month period ended September 30,
	2008	2007
Diluted numerator

Allocated net income available to Common and Preferred shareholders
Net income allocated to preferred shareholders	438,797	267,246
Add:
Adjustment to net income allocated to preferred shareholders in respect to the potential increase in number of preferred shares outstanding, as a result of options granted to acquire stock of Gerdau. In September 2007, also the option to settle in shares the purchase price of an additional interest in Diaco and option granted to minority shareholders of Sipar to sell their shares to Gerdau.	577	1,459
	439,374	268,705

Net income allocated to common shareholders	235,055	143,627
Less:
Adjustment to net income allocated to preferred shareholders in respect to the potential increase in number of preferred shares outstanding, as a result of options granted to acquire stock of Gerdau. In September 2007, also the option to settle in shares the purchase price of an additional interest in Diaco and option granted to minority shareholders of Sipar to sell their shares to Gerdau.	(577)	(1,459)

	234,478	142,168

	Three-month period ended September 30,
	2008	2007
Diluted denominator
Weighted - average number of shares outstanding
Common Shares	494,888,956	463,214,016
Preferred Shares
Weighted-average number of preferred shares outstanding	925,484,798	861,969,304
Potential increase in number of preferred shares outstanding in respect of stock option plan	1,859,410	4,639,354

Potential issuable preferred shares with respect to option to settle acquisition of additional interest in Diaco in shares of the Company	—	7,080,028
Option granted to minority shareholders of Sipar to sell their shares to Gerdau	—	1,811,868
Total	927,344,208	875,500,554

Earnings per share – Diluted (Common and Preferred Shares)	0.47	0.31

9                             Derivative instruments

The use of derivatives by the Company is limited. Derivative instruments are used to manage clearly identifiable foreign exchange and interest rate risks arising out of the normal course of business.

Gerdau and operations in Brazil

As part of its normal business operations, Gerdau and operations in Brazil have obtained U.S. dollars denominated debt at fixed rates which exposes them to market risk from changes in foreign exchange and interest rates. Changes in the rate of the Brazilian real against the U.S. dollar expose Gerdau and operations in

GERDAU S.A.

NOTES TO CONDENSED CONSOLIDATED INTERIM FINANCIAL INFORMATION (Unaudited)

 (in thousands of U.S. Dollars, unless otherwise stated)

Brazil to foreign exchange gains and losses which are recognized in the statement of income and also to changes in the amount of Brazilian reais necessary to pay such U.S. dollar denominated debt. Changes in interest rates on their fixed rate debt expose Gerdau and operations in Brazil to changes in fair value on its debt. In order to manage such risks, Gerdau and operations in Brazil periodically enters into derivative instruments, primarily cross-currency interest rate swap contracts, and interest rate swaps. Under the swap contracts Gerdau and operations in Brazil has the right to receive on maturity U.S. dollars plus accrued interest at a fixed rate and have the obligation to pay Brazilian reais at a variable rate based on the CDI rate.

Although such instruments mitigate the foreign exchange and interest rate risks, they do not necessarily eliminate them. The Company generally does not hold derivative instruments for trading purposes.

All swaps have been recorded at fair value and realized and unrealized losses are presented in the consolidated statement of income under “Gain (losses) on derivatives, net”.

Gerdau Açominas entered into interest rate swaps where it receives a variable interest rate based on LIBOR and pays a fixed interest rate in U.S. dollars. The agreements have a notional value of $242.5 million and expiration date between June 15, 2010 and November 30, 2011. The aggregate fair value of these interest rate swaps is a loss of $5,893.

The Subsidiary Gerdau Açominas S.A. also entered into a swap contract whereby it receives a variable interest rate based on Japanese LIBOR in Japanese yens and pays a fixed interest rate in US dollars with a nominal value of $224.5 million on September 30, 2008. This swap’s maturity date is March 31, 2015. The fair value of this contract, which represents the amount to be settled, should the contract be terminated on September 30, 2008, is a net gain of $219.

Gerdau Açominas entered on a reverse swap where it pays a fixed interest rate in U.S. dollars and receives a variable interest rate based on Libor in Japanese yens, with a notional amount of $250.3 million. This swap has a final maturity date on March 24, 2016. The fair value of this contract, which represents the amount to be settled if the contract were finalized on September 30, 2008, is a net gain of $11,428.

The subsidiary GTL Equity Investments Corp. contracted offshore swaps with maturity dates between October 1, 2008 and December 21, 2011. The nominal values of these contracts together were $350 million. The fair value of these contracts, which represents the settlement amount, should the contracts be terminated on September 30, 2008, is a loss of $9,081 and a gain of $3,493, which generates a net loss of $5,588.

The subsidiary Aços Villares has NDF’s (Non Deliverable Forwards) at a nominal value of $206.4 million, on September 30, 2008 that takes on the average PTAX from the month before it is due and the bank adopts a fixed US dollar rate for the maturity date. The total is distributed into tranches in order to cover income from exporting rolls and the last one is due on January 1, 2011.The fair value of this contract, which represents the  amount to be settled if the contract were finalized on September 30, 2008, is a net loss of $21,951.

The subsidiary Aços Villares has swaps in the amount of $59 million on September 30, 2008 in which the financial charges stated in export pre-payment contracts are added by prefixed interest rates equivalent to LIBOR added by interest. The fair value of this contract, which represents the amount to be settled, should the contract be terminated as of September 30, 2008, is a net loss of $1,734.

Operations in South America

Siderúrgica del Peru S.A.A. - Siderperu - entered into an interest rate swap contract, whereby it receives a variable interest rate based on Libor and pays a fixed interest rate in US dollars. This contract has a nominal value of $75,000 and maturity date of April 30, 2014. The fair value of this contract, which represents the amount to be settled if the contract were finalized on September 30, 2008, is a net loss of $1,951.

GERDAU S.A.

NOTES TO CONDENSED CONSOLIDATED INTERIM FINANCIAL INFORMATION (Unaudited)

 (in thousands of U.S. Dollars, unless otherwise stated)

The subsidiary Diaco S.A. contracted NDFs (Non Deliverable Forwards) in the amount of $32.1 million on September 30, 2008 and maturity date on February 1, 2009 in order to fix the cost of purchasing scrap and other inputs used in the steel making process. The fair value of this contract, which represents the amount to be settled, should the contract be terminated on September 30, 2008, is a net gain of $5,063.

Operations in North America

Gerdau Ameristeel entered into interest rate swap contracts, qualified as cash flow hedges, in order to reduce its exposure to the variation based on Libor of the Term Loan Facility (note 5). The contracts have a nominal value of $1,000,000; the fixed interest rates for such swaps are between 3.3005% and 3.7070% and have maturities between March 2012 and September 2013. If added to the spread over Libor related to the tranche B of the Term Loan Facility, the interest rate for these swaps would be between 4.5505% and 4.9570%. The fair value of these swaps, which represents the amount to be settled if the contract were finalized on September 30, 2008, is a net gain of $10,360, which is recorded as a specific component of shareholders’ equity.

The Subsidiary Gerdau MacSteel contracted swaps with interest rates, exchanging its floating Libor for a Fixed Libor, in order to reduce its exposure to the variation of the Libor of the Term Loan Facility. The contracts have a nominal value of $400 million and the fixed Libor for these swaps are between 3.5% and 3.73%, with maturity dates between May 2010 and May 2011. The market value (fair value) of these swaps, which represents the settlement amount, should the contract be terminated on September 30, 2008, is a net loss of $2,210. These amounts are recorded in a specific account of shareholders’ equity.

Operations in Europe

The Subsidiary Corporación Sidenor entered into interest rate swap contracts whereby it receives a variable interest rate based on Euribor and pays a fixed interest rate in Euro. These contracts have a nominal value of € 27 million, equivalent to $37,985 on September 30, 2008 and maturity date on March 23, 2010. The fair value of this contract, which represents the amount to be settled, should the contract be terminated on September 30, 2008, is a net loss of $829.

Options on minority interest in consolidated subsidiaries

On January 10, 2006, the Company completed its acquisition of 40% of Corporación Sidenor S.A. (“Sidenor”), a Spanish steel producer with operations in Spain and Brazil (Aços Villares S.A. — “Aços Villares”). The Santander Group, the Spanish financial conglomerate, and an entity owned by executives of Sidenor, purchased simultaneously 40% and 20% of Sidenor, respectively. The acquisition price of 100% of Sidenor consists of a fixed installment of € 443,820 plus a contingent variable installment to be paid only by the Company. The fixed price paid by the Company on January 10, 2006 for its 40% in Sidenor was € 165,828 ($261,080). The Santander Group has the option to sell its interest in Sidenor to the Company 5 years after the purchase at a fixed price with a fixed interest rate and Sidenor has the right of preference to purchase these shares and also may at any time during the period of the put option validity to require that the Santander Group exercises the put option before the expiration date. Furthermore, the Company consented to guarantee to pay to the Santander Group an agreed amount (the same as the fixed price of the put option mentioned above plus interest accrued using the same fixed interest rate) at any time up to 6 years after exercising the option in the event that Santander Group has not sold the shares acquired up to that date. In this case, if the Santander Group requires payment of the guarantee, the Company has the right to acquire Sidenor’s shares or to indicate a third party to acquire the shares. The amount received for the sale of shares and dividends paid by Sidenor to the Santander Group should be reimbursed to the Company. The Company’s obligation to purchase from Santander Group its 40% interest in Corporación Sidenor is recorded in Minority Interest. As of September 30, 2008, such potential commitment totaled $243,536 ($258,038 as of September 30, 2007 and $266,176 as of December 31, 2007).

During 2007, the subsidiary Gerdau Aços Especiais has reached an agreement with BNDES Participações S.A. (“BNDESPAR”), which is the largest minority shareholder of Aços Villares S.A. (“Villares”). This agreement

GERDAU S.A.

NOTES TO CONDENSED CONSOLIDATED INTERIM FINANCIAL INFORMATION (Unaudited)

 (in thousands of U.S. Dollars, unless otherwise stated)

provides BNDESPAR a put option to sell its interest of 28.8% in Villares to the Company, for a determinable price. Such price was determined to be the higher of: (a) the offering price included in the public offering the Company has made when the acquisition of Corporación Sidenor was completed in 2006, plus interest of TJLP + 4% p.a., less any dividends paid by Villares capitalized on the same interest, or (b) the price per share of the public offering divided by 130% of the price of Gerdau S.A. shares, which result in a total quantity of options to BNDESPAR. At the end of fifth year of the contract, BNDESPAR has the higher option between (a) or (b) above. From the fifth and up to the seventh year, the option is still outstanding, but the price is only the one described on (a) above. As of December 31, 2007, this put option has no market value, because the underlying asset has a market quotation significantly higher than any of the exercise prices described in (a) and (b) above. Therefore, no liability was recorded regarding this put option at that time. On May 21, 2008 BNDESPAR sold its shares to Metalúrgica Gerdau S.A. and the option ceased to exist.

Gerdau Ameristeel has the purchase option of 16% of the remaining shares of PCS, which can be exercised after 5 years from the purchase date. Additionally, the minority shareholders also have the option to sell the 16% of the remaining shares of PCS to Gerdau Ameristeel, for the established price and also after 5 years from the date of transaction. The established price was set as the EBITDAs average in the 5 last years ended before the option exercise, multiplied by 5. If Gerdau Ameristeel does not execute the purchase option, then the minority shareholders are entitled to execute the put option of their remaining share to Gerdau Ameristeel. In case the purchase/sale option execution is requested, the other party is obligated to sell/purchase the remaining share. This purchase option does not qualify as a derivative under SFAS 133 and because of that, it was not recorded in the financial statements. As of September 30, 2008, the fair value of this purchase option totaled $62,056.

Net investment hedge

According to SFAS 133, as clarified by Derivative Implementation Group (DIG) issue H8, the Company, on September 30, 2008, opted to designate as hedge of part of its net investments in subsidiaries abroad, the operations of Ten Year Bonds described in Note 5b in the amount of $1.5 billion, which were made in order to provide part of the resources for the acquisition of Chaparral Steel Company and Gerdau MacSteel Inc. Based on the regulation and interpretation mentioned above, the Company demonstrated how highly effective a hedge can be when contracting debts for acquiring these companies abroad, whose effects will be measured and recognized directly in a shareholders’ equity account beginning October 1, 2008.

The objective of the hedge is to protect, during the existence of the debt, the amount of part of the Company’s investment in the subsidiaries mentioned above against positive and negative oscillations in the exchange rate. This objective is consistent with the Company’s risk management strategy.

10                      Segment information

The Gerdau Executive Committee is composed by the most senior officers of the Company and is responsible for managing of the business.

The Company’s’ reportable segments under SFAS No. 131 “Disclosures About Segments of an Enterprise and Related Information” correspond to the business units through which the Gerdau Executive Committee manages its operations: long steel products in Brazil, specialty steel products in Brazil, Europe and United States (from April, 2008), Açominas (corresponding to the operations of the former Açominas carried out through the mill located in Ouro Branco, Minas Gerais), Latin America (which excludes the operations in Brazil) and North America.

Identifiable assets are trade accounts receivable, inventories, property, plant and equipment, goodwill and intangible assets. Identifiable assets originally presented for September 30, 2007 were trade accounts receivable, inventories and property, plant and equipment. During 2007, the Company entered into relevant acquisitions of companies, particularly Chaparral Steel, which resulted in recognition of significant amounts of goodwill and

GERDAU S.A.

NOTES TO CONDENSED CONSOLIDATED INTERIM FINANCIAL INFORMATION (Unaudited)

 (in thousands of U.S. Dollars, unless otherwise stated)

intangible assets. As a result of these acquisitions the Gerdau Executive Committee included goodwill and intangible assets in the identifiable assets as from the fourth quarter of 2007 with the objective of analyzing the relevant goodwill and intangible assets acquired in the 2007 acquisitions. For comparative purposes the corresponding information as of September 30, 2007 has been modified with respect to the original information presented  in order to use the same criteria as of September 30, 2008.

During 2007, the Company started to present its consolidated financial statements under IFRS in substitution of Brazilian GAAP to be in accordance with changes in the Brazilian accounting law. As a result of the change in the Consolidated Financial Statements from BRGAAP to IFRS, the Gerdau Executive Committee as from the first quarter of 2008 started to use IFRS for internal decision making. For comparative purposes the corresponding information as of September 30, 2007 and December 31, 2007 has been modified with respect to the original information presented in order to use the same criteria as of September 30, 2008.

	Nine-month period ended September 30, 2008
	Long Brazil	Açominas Ouro Branco	Specialty Steel	Latin America (except Brazil)	North America	Inter-Segment Elimination	Total	Adjustments and reconciliations	Total as per financial statements

Net sales	4,396,641	2,335,758	3,139,950	1,833,627	6,176,305	(910,964)	16,971,317	2,352,896	19,324,213
Financial expenses, net	(143,353)	(184,443)	(75,685)	(41,137)	(130,019)	(95,546)	(670,183)	(6,008)	(676,191)
Net income before minority interest	935,495	408,646	321,049	312,032	665,064	(221,658)	2,420,628	177,976	2,598,604
Capital expenditures	226,170	249,059	1,114,255	575,787	277,958	(8,119)	2,435,110	898,905	3,334,015
Depreciation and amortization	124,637	184,817	121,760	40,152	195,224	(5,535)	661,055	166,741	827,796
Identifiable assets	3,385,334	3,586,487	5,197,585	2,730,040	8,252,253	(356,751)	22,794,948	(182,244)	22,612,704

	Nine-month period ended September 30, 2007
	Long Brazil	Açominas Ouro Branco	Specialty Steel	Latin America (except Brazil)	North America	Inter-Segment Elimination	Total	Adjustments and reconciliations	Total as per financial statements

Net sales	3,076,699	1,354,560	2,533,586	1,317,208	4,424,434	(448,783)	12,257,704	(1,002,093)	11,255,611
Financial income (expenses), net	(14,667)	163,735	(24,723)	(977)	(40,349)	162,856	245,874	(74,281)	171,593
Net income before minority interest	336,755	305,449	203,321	180,853	414,195	386,055	1,826,628	(163,633)	1,662,995
Capital expenditures	142,901	582,989	256,025	240,665	3,841,912	264,951	5,329,442	375,865	5,705,307
Depreciation and amortization	116,069	126,231	139,879	28,099	97,764	(9,270)	498,773	(34,875)	463,898
Identifiable assets	2,701,350	3,143,359	2,934,262	1,637,797	7,460,735	(440,396)	17,437,107	(184,055)	17,253,052

	Three-month period ended September 30, 2008
	Long Brazil	Açominas Ouro Branco	Specialty Steel	Latin America (except Brazil)	North America	Inter-Segment Elimination	Total	Adjustments and reconciliations	Total as per financial statements

Net sales	1,231,749	761,174	740,023	537,828	1,352,347	(243,322)	4,379,799	3,113,851	7,493,650
Financial income (expenses), net	(210,617)	(300,184)	(67,468)	(33,030)	(35,627)	(193,178)	(840,104)	24,864	(815,240)
Net income before minority interest	328,390	160,298	85,152	121,126	177,326	(470,604)	401,688	529,665	931,353
Capital expenditures	109,520	64,011	(78,760)	(4,170)	2,931	(7,867)	85,665	453,735	539,400
Depreciation and amortization	24,189	45,933	25,539	7,353	33,926	1,823	138,763	154,013	292,776
Identifiable assets	(395,659)	(513,493)	(257,302)	523,693	125,817	30,752	(486,192)	(90,294)	(576,486)

	Three-month period ended September 30, 2007
	Long Brazil	Açominas Ouro Branco	Specialty Steel	Latin America (except Brazil)	North America	Inter-Segment Elimination	Total	Adjustments and reconciliations	Total as per financial statements

Net sales	1,247,085	488,459	892,766	521,744	1,590,609	(205,969)	4,534,694	(559,942)	3,974,752
Financial income (expenses), net	(35,963)	46,619	11,726	(23,339)	(13,999)	55,900	40,943	(34,398)	6,545
Net income before minority interest	108,215	96,922	49,924	49,723	122,956	192,407	620,147	(97,308)	522,839
Capital expenditures	58,460	195,778	197,276	(245,652)	3,750,799	250,223	4,206,883	439,437	4,646,320
Depreciation and amortization	43,264	39,630	52,717	14,302	40,320	1,898	192,132	(15,412)	176,720
Identifiable assets	91,651	460,616	114,687	110,487	4,653,357	(86,963)	5,343,835	(70,109)	5,273,726

	Year ended December 31, 2007
	Long Brazil	Açominas Ouro Branco	Specialty Steel	Latin America (except Brazil)	North America	Inter-Segment Elimination	Total	Adjustments and reconciliations	Total as per financial statements

Depreciation and amortization	168,104	185,042	183,671	49,441	174,752	(17,401)	743,609	(55,306)	688,303
Identifiable assets	2,963,751	3,517,769	2,975,941	1,688,201	7,337,913	(319,497)	18,164,078	(201,870)	17,962,208

The segment information above has been prepared under IFRS, which is the basis of presentation used for internal decision making. Corporate activities performed for the benefit of the Group as a whole are not separately presented and are included as part of the information of Long Brazil.

The main products by business segment are as follows:

GERDAU S.A.

NOTES TO CONDENSED CONSOLIDATED INTERIM FINANCIAL INFORMATION (Unaudited)

 (in thousands of U.S. Dollars, unless otherwise stated)

Long Brazil: rebars, merchant bars, wire rod, profiles, and drawn products

Açominas Ouro Branco: billets, blooms, slabs, wire rod, and structural shapes

Specialty Steel: stainless steel, round and square bars, wire rod

Latin America: rebars, merchant bars, and drawn products

North America: rebars, merchant bars, wire rod, heavy and light structural shapes

The Adjustments and Reconciliations column include the effects of differences between the criteria followed under IFRS and the criteria followed in the consolidated financial statements.

Geographic information about the Company, prepared following the same basis as the financial statements, is as follows with revenues classified by the geographic region from where the products have been shipped:

	Nine-month period ended September 30, 2008
	Brazil	Latin America (except Brazil)	North America	Europe	Total

Net sales	8,017,565	2,153,123	7,754,987	1,398,538	19,324,213
Long lived assets	5,767,900	1,228,199	7,445,121	991,615	15,432,835

	Nine-month period ended September 30, 2007
	Brazil	Latin America (except Brazil)	North America	Europe	Total

Net sales	4.763.170	1.219.362	4.071.989	1.201.090	11.255.611
Long lived assets	4.986.075	908.577	5.153.246	1.425.703	12.473,601

	Three-month period ended September 30, 2008
	Brazil	Latin America (except Brazil)	North America	Europe	Total

Net sales	3.243.574	934.018	2.892.463	423.595	7.493.650
Long lived assets	(947.794)	(15.154)	(25.424)	(57.860)	(1.046,232)

	Three-month period ended September 30, 2007
	Brazil	Latin America (except Brazil)	North America	Europe	Total

Net sales	1.767.166	468.650	1.397.176	341.760	3.974.752
Long lived assets	289.215	166.401	3.546.419	630.086	4.632.121

	Year ended December 31, 2007
	Brazil	Latin America (except Brazil)	North America	Europe	Total

Net sales	6,662,685	1,720,294	5,806,659	1,624,879	15,814,517
Long lived assets	5,656,113	860,875	5,719,218	862,538	13,098,744

Long lived assets include property, plant and equipment, equity investments, investments at cost, intangible assets and goodwill.

GERDAU S.A.

NOTES TO CONDENSED CONSOLIDATED INTERIM FINANCIAL INFORMATION (Unaudited)

 (in thousands of U.S. Dollars, unless otherwise stated)

No information is presented for breakdown of revenue by major products as such information is not maintained on a consolidated basis by the Company, which has such information only in volume.

11                      Income tax reconciliation

A reconciliation of the income taxes in the statement of income to the income taxes calculated at the Brazilian statutory rates is as follows:

	Tree-month period ended September 30		Nine-month period ended September 30
	2008	2007	2008	2007
Income before taxes and minority interest	1,231,170	630,608	3,487,704	2,091,998
Brazilian composite statutory income tax rate	34%	34%	34%	34%
Income tax at Brazilian income tax rate	418,597	214,407	1,185,819	711,279
Reconciling items:
Foreign income having different statutory rates	44,046	(44,923)	95,414	(96,413)
Non-deductible expenses net of non-taxable income	(112)	(2,496)	(79,206)	(15,040)
Changes in valuation allowance	2,741	—	19,038	—
Benefit of deductible interest on equity paid to	(59,714)	(25,589)	(155,638)	(65,015)
Tax deductible goodwill recorded on statutory books	(43,114)	(36,438)	(127,931)	(104,913)
Tax exempt income in North America	(11,334)	(7,785)	(35,562)	(19,949)
Other, net	(51,293)	10,593	(12,834)	19,054
Income tax expense	299,817	107,769	889,100	429,003

As of September 30, 2008, the Company had $53.0 million of unrecognized tax benefits not included in the contractual obligations table. Based on the uncertainties associated with the settlement of these items, the Company is unable to make reasonably reliable estimates of the period of the potential cash settlements, if any, with taxing authorities.

The Company has several different tax years open to examinations, since each fiscal authority of each country in which the Company operates has different timing for tax examinations. In most cases, the years from 2003 to 2008 remains open for tax examinations. In the United States and Spain, the years from 2005 to 2008 remains open for tax examinations.

12                        Pension Plans

Gerdau and other related companies in the Conglomerate co-sponsor contributory pension plans (the “Brazilian Plans”) covering substantially all employees based in Brazil. The Brazilian Plans consists of a plan for the employees of Gerdau and its subsidiaries (“Gerdau Plan”) and one plan for the employees of Gerdau Açominas and its subsidiaries (“Gerdau Açominas Plan”). The Brazilian Plans are mainly defined benefit plans with certain limited defined contributions. Additionally, the Company’s Canadian and American subsidiaries, including Gerdau Ameristeel, sponsor defined benefit plans (the “North American Plans”) covering the majority of their employees. Contributions to the Brazilian Plans and the North American Plans are based on actuarially determined amounts.

The subsidiaries in North America currently provide specified health care benefits to retired employees. Employees who retire after a certain age with specified years of service become eligible for benefits under this unfunded plan.

The following tables summarize the pension benefits cost and postretirement medical benefit cost included in the Company’s consolidated statements of financial position:

GERDAU S.A.

NOTES TO CONDENSED CONSOLIDATED INTERIM FINANCIAL INFORMATION (Unaudited)

 (in thousands of U.S. Dollars, unless otherwise stated)

Brazil plans

	Three-month period ended September 30,		Nine-month period ended September 30,
	2008	2007	2008	2007
Components of net periodic benefit cost
Service cost	6,063	4,500	17,992	12,940
Interest cost	15,583	12,025	46,241	34,584
Expected return on plan assets	(29,180)	(22,077)	(86,589)	(63,491)
Amortization of transition asset	(222)	(1,272)	(659)	(3,657)
Amortization of prior service cost	316	275	939	791
Amortization of net actuarial gain	(2,263)	(418)	(6,716)	(1,202)
Employees contributions	(1,575)	(768)	(4,674)	(2,209)
Net pension benefit cost	(11,278)	(7,735)	(33,466)	(22,244)

North America plans

Pension Plan

	Three-month period ended September 30,		Nine-month period ended September 30,
	2008	2007	2008	2007
Components of net periodic benefit cost
Service cost	5,968	6,179	19,665	17,598
Interest cost	9,080	8,222	29,919	23,451
Expected return on plan assets	(9,407)	(8,948)	(30,996)	(25,598)
Amortization of transition liability	52	52	172	148
Amortization of prior service cost	1,017	877	3,352	2,509
Amortization of net actuarial loss	584	832	1,923	2,379
Net pension benefit cost	7,294	7,214	24,035	20,487

Other benefits

	Three-month period ended September 30,		Nine-month period ended September 30,
	2008	2007	2008	2007
Components of net periodic benefit cost
Service cost	693	760	2,237	2,131
Interest cost	1,705	1,661	5,501	4,660
Amoritzation of prior service cost	(123)	(91)	(398)	(256)
Amortizacion of net actuarial loss	113	138	365	387
Net pension benefit cost	2,388	2,468	7,705	6,922

13                      Guarantee of indebtedness

(a)                      Gerdau has provided a surety to Dona Francisca Energética S.A., in financing contracts which amount to R$ 66,832 (equivalent of $34,912 period-end exchange rate) and represents 51.82% of total debt. This guarantee was established before December 2002, and, therefore, is not covered by the accounting requirements of FASB Interpretation No. 45 (“FIN 45”). The guarantee may be executed by lenders in the event of default by Dona Francisca Energética S.A.

GERDAU S.A.

NOTES TO CONDENSED CONSOLIDATED INTERIM FINANCIAL INFORMATION (Unaudited)

 (in thousands of U.S. Dollars, unless otherwise stated)

(b)

Gerdau, Gerdau Açominas, Gerdau Aços Longos, Gerdau Aços Especiais and Comercial Gerdau de Aços are the guarantors on Senior Liquidity Facility of its subsidiary GTL Trade Finance Inc., in amount to $400,000. Since all the entities are under the common control of Metalúrgica Gerdau, this guarantee is not covered by the recognition provisions of FIN 45.

(c)

Gerdau Açominas, Gerdau Aços Longos, Gerdau Aços Especiais and Comercial Gerdau de Aços guarantee the $600,000 Perpetual Senior Securities issued by Gerdau S.A. Gerdau also guarantees loans of its subsidiaries Gerdau Açominas, Gerdau Aços Longos and Siderperu in the amount of $626,163, $27,879 and $150,000, respectively.

As the guarantees above are between a parent company (the Company) and its subsidiaries they are not subject to the recognition provisions under FIN 45. These guarantees may be executed upon failure by the subsidiaries or by Gerdau in satisfying their financial obligations.

(d)

Gerdau Açominas, Gerdau Comercial de Aços, Gerdau Aços Especiais and Gerdau Aços Longos provide guarantees to Banco Gerdau S.A. that finance sales to selected customers. These sales are recognized at the time the products are delivered. Under the vendor program, the Company is the secondary obligor to the bank. At September 30, 2008 customer guarantees provided by the company totaled $3,352, $26,020, $19,621, and $3,987, respectively. Since Banco Gerdau S.A., Gerdau Açominas, Gerdau Comercial de Aços, Gerdau Aços Especiais and Gerdau Aços Longos are under the common control of Metalúrgica Gerdau, this guarantee is not covered by the recognition provisions of FIN 45.

(e)

Gerdau S.A., Gerdau Aços Longos, Gerdau Açominas, Gerdau Aços Especiais, Gerdau Comercial de Aços and Açominas Overseas provide guarantees to Gerdau Ameristeel on its Term Loan for the acquisition of Chaparral Steel Company, on the total amount of $2,600,000. Since the guarantors and the guarantee are entities under common control of Gerdau S.A., this guarantee is not covered by the recognition provisions of FIN 45.

(f)

Gerdau S.A., Gerdau Aços Longos, Gerdau Açominas, Gerdau Aços Especiais and Gerdau Comercial de Aços are the guarantor on Ten Years Bond of its subsidiary GTL Trade Finance Inc., in amount to $1,500,000. Since all the entities are under the common control of Metalúrgica Gerdau, this guarantee is not covered by the recognition provisions of FIN 45.

(g)

Gerdau S.A., Gerdau Aços Longos S.A., Gerdau Aços Especias S.A., Gerdau Açominas S.A. and Gerdau Comercial de Aços S.A. provide joint and several guarantee to Gerdau MacSteel Inc. refers to a loan denominated “Term and Revolving Credit Agreement”, with maturity date in three years and amount to $484 million.

(h)

The Company provides guarantee for the obligations taken on by the company Diaco S.A. through a loan made with Banco BBVA Colombia in the amount of COP 61,500,000, equivalent to $35 million on September 30, 2008.

(i)	The Company provides guarantee for loans and for the opening of letter of credit for the acquisition of equipment by the company Estructurales Corsa, S.A.P.I. de C.V. in the amount of $90,151.

(j)	The Company provides guarantee for its subsidiary Gerdau Aços Especiais S.A. in a purchase contract of electric energy in the total amount of R$ 991,613, equivalent to $518,002 on September 30, 2008.

(k)	The Company provides guarantee for the loan to be contracted by the company Gerdau Açominas S.A with the Inter-American Development Bank in the total amount of $200,000.

(l)	The Company provides guarantee for the obligations that are taken on by Gerdau MacSteel Inc. in Hedge operations with the purpose of protecting this company from being exposed to the interest rate

GERDAU S.A.

NOTES TO CONDENSED CONSOLIDATED INTERIM FINANCIAL INFORMATION (Unaudited)

 (in thousands of U.S. Dollars, unless otherwise stated)

oscillations on the international market generated by the Term and Revolving Credit Agreement in the amount of $500 million.

(m)

GTL Equity provides guarantees to Banco Santa Cruz S.A. of multiple credit facilities of its subsidiary Comercial Gerdau S.A., in amount to $2,000. Since GTL Equity and Comercial Gerdau S.A. are both under common control this guarantee is not covered by the recognition provisions of FIN 45.

14                      Subsequent events

I) On October 31, 2008, the Executive Board prepared a proposal, which was submitted to the Board of Directors on November 5, 2008, to pay anticipated dividends out of income for the third quarter of this year in the form of interest on capital, which was calculated and credited based on the positions of shareholders as of November 14, 2008 in the amount of R$ 255,671 ($133,558 as of September 30, 2008) and represents R$ 0.18 per common and preferred share ($0.09 as of September 30, 2008), with payment on November 26, 2008 and represented the early payment of the mandatory minimum dividend.

II) On October 9, 2008, the Company purchased Caños Córdoba S.R.L., a steel products distributor in Argentina.

III) On October 27, 2008, the Company, through its subsidiary Gerdau Ameristeel, purchased Metro Recycling Co., a metal scrap recycler with units located in the cities of Guelph and Mississauga, Ontario, Canada.

IV) On October 31, 2008, the Company, through its subsidiary Gerdau Ameristeel, purchased Sand Springs Metal Processors, a metal scrap recycler located in Sand Springs, Oklahoma.

V) On November 11, 2008, the Company purchased from Fundação Açominas de Seguridade Social – Aços, 1,959,523 common shares of each subsidiary Gerdau Açominas S.A., Gerdau Aços Longos S. A., Gerdau Aços Especiais S.A. and Gerdau Comercial de Aços S.A., by the amount of R$ 109,528 ($49,763 at the payment date) , which represents 1.09% of each subsidiary.

VI) On December 19, 2008, the Company, through its subsidiary Gerdau Hungria Holdings Limited Liability Company indirectly acquired an additional 20% interest in Corporación Sidenor, S.A., in Spain, by the amount of approximately € 206 million ($288 million at the payment date). As a result of this acquisition, Gerdau Hungria Holdings directly and indirectly holds 60% of Corporación Sidenor’s capital.

VII) The Company, in the normal course of its business, has operations denominated in foreign currencies, resulting from imports, exports, trade accounts payable and receivable, and short and long-term debts to financial institutions. Therefore, significant fluctuations in the exchange rate may result in relevant effects in the Company’s financial statements. Due to the current market condition, especially from September, 2008 on, the Brazilian real has experienced a devaluation comparing with other currencies, mainly the U.S. dollar. On September 30, 2008, the U.S. dollar exchange rate was $1.00 = R$ 1.9143. On December 19, 2008, the U.S. dollar exchange rate was $1.00 = R$ 2.3859, which represents a devaluation of approximately 20% comparing to September 30, 2008. The interim financial information has been prepared in accordance with generally accepted accounting principles in the Untied States (“U.S. GAAP”), issued by Financial Accounting Standards Board (“FASB”), which requires that assets and liabilities denominated in foreign currencies be updated based on the respective exchange rates at the financial statement date and, therefore, do not reflect the effects of changes in exchange rates subsequently to the financial statement date.

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